Reg. No. 33-84802

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-2

POST-EFFECTIVE AMENDMENT NO. 6
TO
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

MASSACHUSETTS
(State or other jurisdiction of incorporation or organization)

04-1590850
(I.R.S. Employer Identification No.)

1295 State Street
Springfield, Massachusetts 01111
(413) 744-8411
(Address, including zip code, and telephone number, including area code, of registrant ’s principal executive offices)

Lawrence V. Burkett, Jr.
Executive Vice President and General Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111
(413) 744-6053
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: May 1, 2000

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Cross Reference Sheet Pursuant to
Regulation S-K, Item 501(b)

Form S-2 Item Number and Caption Heading in Prospectus

1.	Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Outside Front Cover Page

2.	Inside Front and Outside Back Pages of Prospectus	Inside Front Cover

3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Product Description, Financial Statements

4.	Use of Proceeds	Investments by MassMutual

5.	Determination of Offering Price	Not Applicable

6.	Dilution	Not Applicable

7.	Selling Security Holders	Not Applicable

8.	Plan of Distribution	Distribution of Contracts

9.	Description of Securities to be Registered	Product Description

10.	Interests and Named Experts and Counsel	Not Applicable

11.	Information with Respect to the Registrant	MassMutual —Description of the Business; Management’s Discussion and Analysis; Financial Statements

12.	Incorporation of Certain Information by Reference	Not Applicable

13.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable
Massachusetts Mutual
Life Insurance Company
Fixed Account with Market Value Adjustment

This prospectus describes the fixed account with market value adjustment offered by Massachusetts Mutual Life Insurance Company (“MassMutual”). The fixed account is available as an investment option for owners of the LifeTrust variable annuity contract (“the contract”). You, the contract owner, may allocate purchase payments or transfer contract values, in accordance with the contract’s transfer rules, to the fixed account. Since the fixed account is available only through the contract, you should carefully review the discussion of the contract contained in the attached prospectus for the contract. We limit the focus of this prospectus to the fixed account’s operations and features.

We guarantee specific rates of interest for amounts you allocate to the fixed account for specific periods of time. The interest rate we guarantee for a particular period is an annual effective yield. The guaranteed rates will fluctuate, but we guarantee they will never go below 3%. Our general account assets, including amounts allocated to the fixed account, are available to meet the guarantees associated with the fixed account. These general account assets are also available to support liabilities arising from other business of the company. You may make purchase payments and transfers of contract value among the fixed account and the funds in the contract.

We will apply a market value adjustment to amounts removed from the fixed account:

•	if you take a full or partial withdrawal;

•	if you transfer contract value from the fixed account;

•	if we pay a death benefit upon the death of the contract owner who is not the annuitant; or

•	if we begin making annuity payments.

We will not apply a market value adjustment if the amounts are removed from the fixed account during the 30-day period before the end of the guarantee period. The market value adjustment may be positive or negative. Therefore you may experience a negative investment return.

Please read this prospectus before investing in the fixed account. You should keep it for future reference. It contains important information.

This prospectus must be accompanied by the LifeTrust variable annuity contract prospectus and the prospectus for the funds underlying the LifeTrust variable annuity contract.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

May 1, 2000

Index Of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Expiration Date	5

Fixed Account	3

Guarantee Period	3

Guaranteed Rate	5

Market Value Adjustment	3

Segment	5

Withdrawal	3

Table of Contents/Index Of Special Terms
Product Description

The investment option described in this prospectus is a fixed account with market value adjustment (“MVA”) available in conjunction with the Life Trust variable annuity (“contract”). The contract provides for the accumulation of values prior to maturity and for the distribution of annuity payments after the maturity date. Additionally, a death benefit is also available under the contract.

The earnings on purchase payments or contract value you allocate to the fixed account will have an impact on your contract’s value, its maturity value, its cash redemption value and the death benefit. We believe that we have adequate resources to meet our obligations with regard to the fixed account and the contract.

We have described the contract in greater detail in the attached prospectus for the contract. You should review that prospectus in conjunction with this prospectus before deciding whether to invest in the contract or allocate money to the fixed account. The fixed account is not available in all states.

The Fixed Account and the Market Value Adjustment Feature

The fixed account is available during the accumulation phase of the contract. The fixed account offers different guarantee periods, which provide the option of earning interest at various guaranteed rates on all or a portion of your contract value in the fixed account. Please note that amounts credited to a guarantee period at different times may have different guaranteed rates, current rates, and expiration dates since we change the current and guaranteed rates periodically.

You may allocate purchase payments or transfer all or a portion of your contract value to the fixed account. Amounts credited to the fixed account earn interest at the guaranteed rate applicable for the guarantee period you select on the date the amounts are credited. The applicable guaranteed rate does not change during the guarantee period. The guaranteed rate may never be less than 3%. Allocations to a guarantee period (or fixed account segment) must be for at least $1,000. The value of your contract in the fixed account is not guaranteed against the claims of our creditors.

We may make guarantee periods available in periods of one to ten years. To the extent permitted by law, we reserve the right at any time to offer guarantee periods that differ from those available when we issued your contract. We also reserve the right, at any time, to stop accepting purchase payments, transfers or renewals for a particular guarantee period. Since the specific guarantee periods available may change periodically, please contact our Annuity Service Center to determine the guarantee periods we are currently offering.

Market Value Adjustment

Any withdrawal of your contract value from the fixed account will be subject to a MVA unless the effective date of the withdrawal is within 30 days before the end of a guarantee period. If the allocated amount remains in the fixed account until the applicable expiration date, its value will be equal to:

•	the amount originally allocated,

•	multiplied on an annually compounded basis, by its guaranteed rate.

For this purpose, we also treat transfers, death benefits based on a contract owner’s death (where the contract owner and the annuitant are different), and annuity payments as withdrawals.

We will not apply a MVA upon the payment of a death benefit following the death of the annuitant. We will apply the MVA to the amount being withdrawn, after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charge. The MVA can be positive or negative. Therefore, the amount being withdrawn after our application of the MVA can be greater than or less than the amount withdrawn before our application of the MVA.
Product Description
The MVA will reflect the relationship between the current rate (as defined later) for the contract value being withdrawn and the guaranteed rate. It also reflects the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is lower than the applicable current rate, then our application of the MVA will result in a lower payment upon withdrawal. Similarly, if the guaranteed rate is higher than the applicable current rate, our application of the MVA will result in a higher payment upon withdrawal.

We determine the market value adjustment which we apply to the amount being withdrawn by using the following formula:

MVA = Amount x[(	1+i	)	n		]
			365	– 1
1+j

where,

Amount is the amount being withdrawn from a given fixed account segment less any applicable administrative charges; and

 i is the guaranteed rate we are crediting to the contract value subject to the MVA; and

j, the “current rate,” is the guaranteed rate, available as of the effective date of our application of the MVA, for current allocations to the fixed account segment whose guarantee period equals the number of years remaining, both partial and full, for the amount being withdrawn; and

n, is the number of days remaining in the guarantee period of the amount subject to the MVA.

In our determining “j,” if we do not currently offer the required segment, we will base “j” on the rates available for currently offered segments.

EXAMPLES

The following examples illustrate how the MVA operates on amounts held in a particular segment:

Example 1

$1,000 is applied on May 10, 1994, into a segment with a 5 year guarantee period. The guaranteed rate for amounts applied to this segment on May 10, 1994, is 6%. If the $1,000 is left in that segment until May 10, 1999, it will accumulate at a 6% effective annual rate of interest for the full 5 years to $1,338.23.

If, however, you withdraw the full amount from the segment as of May 10, 1998:

(1)	The guaranteed rate applied on May 10, 1998, to amounts credited to a 1-year segment is 4%;

(2)	The accumulated amount prior to the application of the MVA as of May 10, 1998, equals:

$1,000 x 1.06 [4] = $1,262.48

(3)	The number of days remaining = 365 and

(4)	The MVA equals $24.28, and is calculated according to the following formula:

$24.28 = $1,262.48 x[(	1.06)	365		]
		365	– 1
	1.04

Therefore, a withdrawal on May 10, 1998, of the amount credited to the 5-year segment on May 10, 1994, is equal to $1,286.76 ($1,262.48 + $24.28).

Example 2

$1,000 is applied to a 7-year segment on May 10, 1992, with a guaranteed rate of 5%. If the $1,000 is left in that segment until May 10, 1999, it will accumulate at a 5% effective annual rate of interest to $1,407.10.

If, however, you withdraw the full amount from the segment as of May 10, 1995:

(1)	The guaranteed rate applied on May 10, 1995, to amounts credited to a 4-year segment is 10%;

(2)	The accumulated amount prior to the application of MVA as of May 10, 1995, equals:

$1,000 x 1.05 [3] = $1,157.63

(3)	The period of time from May 10, 1995, to the end of the guarantee period is 4 years or 1460 days, and

Product Description

(4)	The MVA equals $-196.56, and is calculated according to the following formula:

$-196.56 = $1,157.63 x[(	1.05)	1460		]
		365	– 1
	1.10

Therefore, a withdrawal on May 10, 1995, of the amount credited to the 7-year segment on May 10, 1992, is equal to $961.07 ($1,157.63- $196.56 = $961.07).

These examples are hypothetical and are not indicative of future or past performance.

Accumulation Phase of a Contract

Variable annuities are designed to permit you to accumulate values over a period of time. Generally, you will use such contract values for long term needs such as retirement planning. Accordingly, amounts you allocate to the fixed account will be subject to several guarantee periods over the life of the contract in many instances.

The end of a guarantee period for a specific amount credited to a segment is called its expiration date. At least 45 days, but not more than 75 days, before the expiration date for your contract value in the fixed account segment, we will inform you of the guaranteed rates we are offering and the guarantee periods available as of the date of such notice. The guaranteed rates on the date of a renewal may be more or less than the rates we quoted in such notice.

The guarantee period normally “renews.” In the absence of instructions from you on the expiration date, we will begin crediting interest for a new guarantee period lasting the same amount of time as the one that just ended. The contract value in the fixed account segment then earns interest at the new guaranteed rate applicable at the time of renewal.

At the expiration date for a guarantee period, you may also choose different guarantee periods from among those we are then offering, or you may transfer all or a portion of the contract value in the fixed account segment to the funds underlying the contract.
If your fixed account segment is no longer available to receive new amounts, or you choose a different segment that is no longer available, we will try to reach you so that you may make another choice. If you have not made a choice at this point, we will apply your fixed account contract value to the fixed account segment with the next shorter guarantee period available. If that segment is not available, we will apply your fixed account contract value to the fixed account segment with the next longer period.

The Guaranteed Rate

We will make the final determination about future guarantee rates for future purchase payments, transfers or renewals. Although we cannot predict future guarantee rates, they will never be less than three percent (3%) per year.

Contingent Deferred Sales Charge

We will apply an MVA if you partially or fully withdraw contract value from the fixed account segment unless the effective date of the withdrawal is within 30 days before the end of the guarantee period. When you make a withdrawal, we will reduce your contract value by the amount you withdraw from the fixed account segment prior to any MVA.

Any contract value you withdraw may also be subject to a contingent deferred sales charge under the contract as follows:

Full Years Since Purchase Payment	Contingent Deferred Sales Charge

0	7%
1	6%

2	5%
3	4%

4	3%
5	2%

6	1%
7 or more	0%

Product Description
We assess a contingent deferred sales charge because we do not assess a sales charge when we receive a purchase payment. We base the amount of the contingent deferred sales charge on the length of time between the date we receive the particular payment and the date it is withdrawn.

Purchase payments you withdraw after 7 full years are not subject to a contingent deferred sales charge. Amounts in the fixed account, however, continue to be subject to a market value adjustment. We will not assess a contingent deferred sales charge against transfers, certain annuity payments, and certain death benefit payments. For more information concerning the application of the contingent deferred sales charge, please consult the contract prospectus.

Product Description

Investments

We must invest our assets in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate, and certain other investments.

Proceeds from the fixed account are allocated to a non-unitized segment of our general account, which is organized as a separate account for accounting purposes. We will use proceeds to fund our obligations under the contract and amounts not required to fund such obligations may accrue to us as profit. Obligations under the contract are also met through the operation of the divisions to which a contract owner has allocated accumulated value. All of our general account assets are available to meet the contract guarantees.

In establishing guaranteed rates, we take into account the yields available on the instruments in which we intend to invest the contract proceeds. Our investment strategy with respect to the proceeds attributable to allocations made to the fixed account will generally be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.
Distribution of Contracts

MML Distributors, LLC (“MML Distributors”) serves as principal underwriter for the contracts. MML Investors Services, Inc. ( “MMLISI”) serves as co-underwriter for the contracts. Their purpose as underwriters is to distribute the contracts. We indirectly wholly-own MML Distributors and MMLISI. Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. We pay commissions based on a percentage of purchase payments or a combination percentage of purchase payments and contract value. Currently, we pay an amount up to 6.25% of purchase payments. We may pay a commission of up to 0.25% of contract values each contract year.

From time-to-time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.
Investments/Distribution of Contracts

Accounting Practices

We have prepared the accompanying statutory financial information in conformity with the statutory accounting practices of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“statutory accounting practices”).

The accompanying statutory financial statements are different in some respects from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). The more significant differences are as follows:

(a)
acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies;

(b)
statutory policy reserves are based upon the commissioners’ reserve valuation methods and statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon net level premium and estimated gross margin methods and appropriately conservative estimates of future mortality, morbidity, and interest assumptions;

(c)	bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value;

(d)	deferred income taxes are not provided for book-tax timing differences as would be required by GAAP;

(e)
payments received for universal and variable life products, variable annuities, and investment related products are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders’ account balances; and

(f)	majority owned subsidiaries are accounted for using the equity method, whereas GAAP would require these entities to be consolidated.

We record our investments in accordance with rules established by the NAIC. Generally, we value:

•	bonds at amortized cost, using the interest method;

•	preferred stocks in good standing at cost;

•	common stocks at fair value;

•	mortgage loans at unpaid principal net of unamortized premium or discount;

•	real estate at cost less accumulated depreciation, impairment allowances, and mortgage encumbrances;

•	policy loans at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy;

•	short-term investments at amortized cost; and

•	investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships using the equity method.

We calculate depreciation on real estate using the straight-line and constant yield methods.

We develop policyholders’ reserves for life insurance contracts using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958 and the 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 2.50% to 6.75%.

We develop reserves for individual annuities, guaranteed investment contracts, and deposit administration and immediate participation guarantee contracts based on accepted actuarial methods principally at interest rates ranging from 2.25% to 11.25%.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium, and fixed net premium methods, and various morbidity tables with assumed interest rates ranging from 2.50% to 5.50%.

Accounting Practices

Provision for federal income taxes are based upon our estimate of our tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, and of permanent differences such as equity tax, resulted in effective tax rates, which differ from the statutory tax rate.

In compliance with regulatory requirements, we maintain an Asset Valuation Reserve ( “AVR”) and an Interest Maintenance Reserve (“IMR ”). The AVR and other investment reserves stabilize policyholders ’ contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. The IMR defers after-tax realized capital gains and losses, which result from changes in the overall level of interest rates for all types of fixed income investments and interest related hedging activities. The IMR amortizes these interest rate related gains and losses into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ( “Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective January 1, 2001. We will report the effect of adopting Codification as an adjustment to policyholders’ contingency reserves on the effective date. We are currently reviewing the impact of Codification; however, due to the nature of certain required accounting changes and their sensitivity to factors, such as interest rates, we cannot determine at this time the actual impact of adoption.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. We must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause our actual results to differ from the estimates we used in the financial statements.
Accounting Practices

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General
Management ’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited Statutory Financial Statements, Notes to Statutory Financial Statements, and Selected Historical Financial Data. This Management’s Discussion and Analysis reviews our financial condition at December 31, 1999 and 1998, our results of operations for the past three years and, where appropriate, factors that may affect our future financial performance.

We and our subsidiaries comprise a growth-oriented, diversified financial services company that seeks to provide superior value for policyholders and other customers by achieving exceptional results. We are in the business of helping our customers achieve financial success while protecting their families and business. We are committed to maintaining a position of preeminent financial strength by achieving consistent and long-term profitable growth. This will be done by:

•	developing and distributing a broad and superior portfolio of innovative financial products and services,

•	sophisticated asset/liability management,

•	rigorous expense control,

•	prudent underwriting standards,

•	the adoption of efforts to improve persistency and retention levels, and

•	continued commitment to the high credit quality of our general account investment portfolio.

Our efforts have produced strong financial performance, with statutory net income of $467 million in 1999, $366 million in 1998 and $257 million in 1997. At December 31, 1999, we had $65.1 billion in total statutory assets, 2.5 million individual policyholders and $197.1 billion of individual life insurance in force. Our total adjusted capital, as defined by the National Association of Insurance Commissioners ( “NAIC”), has grown to $4.9 billion at December 31, 1999, compared to $4.7 billion at December 31, 1998, and $4.2 billion at December 31, 1997.

The following table sets forth the calculation of total adjusted capital:

	December 31,
	1999	1998	1997
	(In Millions)
Policyholders ’ contingency reserves	$3,411	$3,189	$2,873
Asset valuation reserve	959	975	864
One-half of the apportioned dividend liability	530	505	472

Total adjusted capital (1)	$4,900	$4,669	$4,209

(1)	Defined by the NAIC as surplus plus consolidated AVR and one half of the consolidated apportioned dividend liability.

In our total adjusted capital we include $100 million of surplus notes issued in 1994, and $250 million of surplus notes issued in 1993; less a reserve of $7 million in 1999, $24 million in 1998 and $28 million in 1997 for contingencies associated with the issuance of the notes, as a component of our policyholders’ contingency reserves. We include this special surplus note contingency reserve in investment reserves.

In 1999, we had several changes in our senior management. The Board of Directors appointed Robert J. O’Connell as President and Chief Executive Officer. In addition, Robert W. Crispin is the new head of our life insurance business. Christine M. Modie has joined us as our new Chief Information Officer. Howard E. Gunton is our new Chief Financial Officer. Andrew Oleksiw now leads our international operations. Ivor K.H. Tham is directing our e-commerce initiatives. John K. Skar is our new Chief Actuary.

Management ’s Discussion and Analysis
In January 2000, Robert J. O’Connell, President and Chief Executive Officer, was appointed Chairman of the Board as Thomas B. Wheeler retired from the position. Mr. Wheeler remains a member of our Board of Directors.

Objective testimony to the company’s strong performance and market position is reflected in our ratings: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best; AAA for claims-paying from Duff & Phelps; and Aa1 (Excellent) for financial strength from Moody’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a “Safe harbor ” for forward- looking statements, which are identified as such and are accompanied by the identification of important factors, which could cause a material difference from the forward-looking statements.

Certain information contained in this discussion is or may be considered forward-looking.

Forward-looking statements are those not based on historical information, but rather, relate to future operations, strategies, financial results or other developments, and contain terms such as “may,” “expects,” “should,” “believes,” “anticipates,” “intends,” “estimates,” “projects,” “goals,” “objectives” or similar expressions.

Forward-looking statements are based upon estimates and assumptions. These statements may change due to business, economic and competitive uncertainties and other factors, many of which are beyond our control. Additionally, our business decisions are also subject to change. We do not publicly update or revise any forward-looking statements, as a result of new information, future developments or otherwise.
Management ’s Discussion and Analysis

Results of Operations
Total Company

The following table sets forth the components of our net income:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Revenue:
Premium income	$ 7,630	$ 7,482	$ 6,765	2%	11%
Net investment income	3,076	2,957	2,870	4	3
Fees and other income	184	154	127	19	21

Total revenue	10,890	10,593	9,762	3	9

Benefits and expenses:
Policyholders ’ benefits and payments	7,294	5,874	6,584	24	(11)
Addition to policyholders’ reserves and funds	1,127	2,300	827	(51)	178
Commissions	282	299	315	(6)	(5)
Operating expenses, state taxes, licenses and fees	533	598	533	(11)	12

Total benefits and expenses	9,236	9,071	8,259	2	10

Net gain from operations before federal income taxes and dividends	1,654	1,522	1,503	9	1
Federal income taxes	161	199	284	(19)	(30)

Net gain from operations before dividends	1,493	1,323	1,219	13	9
Dividends to policyholders	1,031	983	919	5	7

Net gain from operations	462	340	300	36	13
Net realized capital gain (loss)	5	26	(43)	(81)	160

Net income	$ 467	$ 366	$ 257	28%	42%

Net income increased in 1999 due to a 44% increase in net income for the Individual Line, partially offset by an 11% decrease in Retirement Services. The 1999 increase in net income is attributable to increased premium, net investment and fee income, a decrease in addition to policyholders’ reserves and funds, lower operating expenses, state taxes, licenses and fees, and federal income taxes, partially offset by an increase in policyholders’ benefits and payments and higher dividends to policyholders.

Net income increased in 1998 primarily due to a 19% increase in Individual Line net income and a 166% increase in Retirement Services net income. Premium income, fees and other income, and net realized capital gains increased in 1998 in both the Individual Line and Retirement Services, partially offset by increased addition to policyholders ’ reserves and funds in both segments.

Premium income increased in 1999 and 1998. 1999 results are driven by a 33% increase in Retirement Services, offset by a 17% decrease in the Individual Line. For 1998, premium income increased by 7% for the Individual Line and 16% for Retirement Services. See “Analysis of Results of Operations by Line of Business.”

Management ’s Discussion and Analysis

The components of net investment income are set forth below:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Gross investment income:
Bonds	$1,856	$1,887	$1,860	(2)%	1%
Common stocks	4	6	3	(33)	100
Mortgage loans	516	441	446	17	(1)
Real estate	352	336	317	5	6
Other investments	195	104	104	88	-
Policy loans	397	385	370	3	4
Cash and short-term investments	74	103	73	(28)	41

Total gross investment income	3,394	3,262	3,173	4	3

Investment expenses	(336)	(314)	(302)	(7)	(4)
Interest expense	(34)	(33)	(35)	(3)	6
IMR amortization and gain from separate accounts	52	42	34	24	24

Net investment income	$3,076	$2,957	$2,870	4%	3%

Net investment income increased in 1999 primarily due to a $100 million dividend we received from our unconsolidated non-insurance subsidiaries, reflected as gross investment income from other investments in the chart above. Additionally, in 1999 and 1998 net investment income increased due to an increase in invested assets in our general account. Our overall gross portfolio yields were 8.0% in 1999, 8.0% in 1998 and 8.1% in 1997. In 1999, increasing yields on mortgage loans and other investments offset declining yields on bonds and real estate. For 1998, increased yields on real estate and short-term investments partially offset declining yields on mortgage loans.

In 1999, gross bond income decreased due to declining yields, as older higher yielding bonds were replaced with bonds at lower market rates. This was partially offset by a 2% increase in the average bond holdings over 1998. Gross bond income increased in 1998 due to a 2% increase in our average investment in bonds. Our overall bond yields remained unchanged in 1998 as private placement interest spreads offset the impact from lower market interest rates on publicly traded securities.

Mortgage loan gross income increased in 1999 due to increased interest income from the growing portfolio, partially offset by higher yielding loans leaving the portfolio at maturity or through prepayments. We attribute the decrease in gross mortgage loan income in 1998 to declining yields, as older higher yielding loans were replaced with mortgage loans at lower market rates.

The 1999 increase in real estate gross income is primarily due to a 13% increase in our average investments in real estate, partially offset by reduced revenue due to vacancies at two large hotel properties undergoing renovations. We attribute the increase in gross real estate income in 1998 to higher yields driven by improvement in occupancy rates and increases in rents charged per square foot.

Investment income from other investments increased in 1999 primarily due to a $100 million dividend received from our unconsolidated non-insurance subsidiaries and increased derivative income due to fixed interest rate swaps, partially offset by lower earnings in joint ventures and other partnerships. In 1998 there was no change in gross income from other investments. An increase in earnings on partnerships and joint ventures was offset in 1998 by a decrease in earnings on preferred stock, derivative instruments, and affiliated common stock.

Gross investment income from cash and short-term investments decreased in 1999 due to a reduction in the accrual of short-term bond discount, a result of market conditions, and the timing of purchases. In addition, the average short-term investments decreased in 1999 to $1,241 million from $1,439 million in 1998. The 1998 increase in gross income from cash and short-term investments is the result of an increase in the average short-term holdings to $1,439 million in 1998 from $1,370 million in 1997 and a significant improvement in market yields on these securities.

In 1999, investment expenses increased due to higher salary and benefit costs, partially offset by lower investment real estate depreciation expense. We attribute the 1998 increase in investment expenses to normal growth.

In 1999 and 1998, the amortization of IMR continues to grow as we amortize into net investment income the deferral of prior year interest related capital gains. We believe the growth trend will slow down, due to the 1999 deferral of interest related realized capital losses.

Fees and other income increased in 1999 and 1998 primarily due to higher separate account fees caused by higher asset levels reflecting equity market appreciation and growth in our business. In 1999, additional fee income was generated from annuity surrender charges, partially offset by a decline in fee income from annuity sales.

Policyholders ’ benefits and payments increased in 1999 primarily due to higher surrender activity in our group and individual annuity products, higher mortality costs in individual life products, higher morbidity costs in disability income, and increased benefit payments for defined contribution contracts. These increases are partially offset by lower withdrawals from non-participating guaranteed investment contracts. Policyholders’ benefits and payments decreased in 1998 primarily due to lower withdrawals from non-participating guaranteed investment contracts and separate account products and decreases in supplementary and large corporate market benefits and payments, partially offset by increases in annuity withdrawals and benefits, and higher life insurance surrenders and claims. Surrenders of group annuity contracts increased by $1,122 million to $3,612 million in 1999, from $2,490 million in 1998 and $2,786 million in 1997. Withdrawals and benefits for individual annuity and supplementary contracts increased by $273 million in 1999, ending the year at $1,054 million compared to $781 million in 1998 and $677 million in 1997. Lapses of our individual life products, measured as a percent of in force business, were 5.5% in 1999, 5.8% in 1998 and 6.2% in 1997.

In 1999, addition to policyholders’ reserves and funds decreased primarily due to higher surrenders in our group and individual annuity products and lower individual line sales. This decrease is partially offset by an increase in the Retirement Services separate account deposits and deposits generated by the re-introduction of our non-participating guaranteed investment contracts (“GICs”) in 1999. We had previously stopped selling our guaranteed investment contract products in 1992. Withdrawals of GICs totaled $221 million in 1999, $384 million in 1998, and $891 million in 1997. In 1998, addition to policyholders’ reserves and funds increased due to a $1,122 million increase in the Retirement Services line, caused by higher premium income and a reduction in withdrawals of GICs.

Commissions decreased in 1999 and 1998 primarily due to changes in our business mix and the 1999 decrease in Individual Line sales. 1998 Individual Line commissions declined, with the decrease in commissions on whole life products partially offset by increases in commissions for variable products, which have a lower commission rate. Commissions do not correlate to total premium income since commissions are driven by the growth and changing product sales mix for commission paying business, such as individual life and annuity products versus Retirement Services products, which do not generate significant commissions.

Operating expenses, state taxes, licenses and fees decreased in 1999 primarily due to a corporate wide expense savings program, lower agent life and health insurance costs, reduced technology costs and lower premium taxes related to reduced Individual Line premiums. In 1998, operating expenses, state taxes, licenses and fees increased primarily due to our continued investment in technology and a natural increase in general expense levels based on our business growth.

Federal income taxes decreased in 1999 and 1998 primarily due to favorable impacts relating to tax audit activity. In addition, 1998 federal income taxes were also lower as a result of reduced mutual company equity taxes.

In 1999 and 1998, dividends to policyholders increased primarily due to normal dividend growth, the pass through of distributed earnings from other businesses, and favorable mortality and expense experience in 1998. The new dividend schedule, annually approved by the Board of Directors in the fourth quarter, is reflected in net income in the year the dividend is declared.

Management ’s Discussion and Analysis

Net realized capital gains (losses) were comprised of the following:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Realized capital gain (loss):
Bonds	$ (29)	$284	$132	(110)%	115%
Common stocks	50	62	83	(19)	(25)
Mortgage loans	(3)	5	(57)	(160)	109
Real estate	16	34	(6)	(53)	NM
Hedging instruments	(31)	(39)	(33)	21	(18)
Other investments	(3)	33	13	(109)	154
Federal and state taxes	(24)	(155)	(73)	85	(112)

Net realized capital gains (losses) before deferral into IMR	(24)	224	59	(111)	280
(Gains) losses deferred into IMR	45	(305)	(158)	115	(93)
Less: taxes on net deferred gains (losses)	(16)	107	56	(115)	91

Net deferred into IMR	29	(198)	(102)	115	(94)

Net realized capital gain (loss)	$ 5	$ 26	$ (43)	(81)%	160%

NM=not meaningful or in excess of 200%

In 1999, realized capital gains (losses) decreased primarily due to the sale of bonds in a rising interest rate market. Net realized capital gains also decreased due to lower realized capital gains on common stock and real estate and realized capital losses in mortgage loans and other investments. In 1999 and 1998, mortgage loans and real estate results remained favorable compared to 1997 reflecting the continuing positive market environment for these types of investments. We attribute the increase in 1998 net realized capital gains (losses) primarily to higher realized capital gains related to mortgage loans and real estate, which are not transferred to the IMR, partially offset by taxes.

The realized capital gain (loss) results presented for each year do not reflect the changes in Asset Valuation Reserves (“AVR”) and General Investment Reserves (“GIR”), which are recorded as a change in policyholders’ contingency reserves. Changes in these reserves are discussed in the “Investments” section.

(Gains) losses deferred into the IMR for 1999 decreased compared to 1998 and 1997 due to the deferral of net interest related losses in 1999 versus the deferral of net interest related gains in 1998 and 1997.

Fluctuations in market conditions will impact future investment results.

Net realized capital gains (losses) from the sale of bonds were comprised of the following:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Gross capital gains	$103	$ 332	$ 201	(69)%	65%
Gross capital losses	(132)	(48)	(69)	(175)	30

Net realized capital gains (losses)	$ (29)	$ 284	$ 132	(110)%	115%

Management ’s Discussion and Analysis

The following table sets forth the realized capital gains and losses from hedging instruments:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Equity-related losses	$(15)	$(24)	$(16)	38%	(50)%
Interest-related losses	(16)	(15)	(19)	(7)	21
Other gains	-	-	2	-	(100)

Total	$(31)	$(39)	$(33)	21%	(18)%

Analysis of Results of Operations by Line of Business
Individual Line Operations

Our Individual Line provides a wide range of products and services through our network of general agents, agents, and affiliated distributors. The principal products offered include whole life insurance, variable life insurance, universal life insurance, term and corporate owned life insurance, individual annuity products, and disability income insurance.

Sales of our Individual Line products are primarily targeted to affluent and emerging affluent market segments including professionals, business owners, principals and partners. Our products are designed to solve complex financial concerns including estate planning and business succession planning needs.

The following table sets forth the components of net income for the Individual Line operations:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Revenue:
Premium income	$3,814	$4,614	$4,299	(17)%	7%
Net investment income	2,429	2,298	2,159	6	6
Fees and other income	147	137	113	7	21

Total revenue	6,390	7,049	6,571	(9)	7

Benefits and expenses:
Policyholders ’ benefits and payments	3,087	2,640	2,547	17	4
Addition to policyholders’ reserves and funds	1,056	2,197	1,846	(52)	19
Commissions	261	282	302	(7)	(7)
Operating expenses, state taxes, licenses and fees	458	523	462	(12)	13

Total benefits and expenses	4,862	5,642	5,157	(14)	9

Net gain from operations before federal income taxes and dividends	1,528	1,407	1,414	9	-
Federal income taxes	142	193	271	(26)	(29)

Net gain from operations before dividends	1,386	1,214	1,143	14	6
Dividends to policyholders	1,029	981	916	5	7

Net gain from operations	357	233	227	53	3
Net realized capital gain (loss)	13	24	(11)	(46)	318

Net income	$ 370	$ 257	$ 216	44%	19%

We attribute the 1999 increase in net income primarily to an increase in net investment income, a lower addition to policyholders’ reserves and funds, a decrease in operating expenses, and lower federal income taxes, partially offset by a decrease in premium income, higher policyholders’ benefits and payments, and an increase in policyholders’ dividends.

The 1998 increase is attributable to increased premium income, net investment income, realized capital gains, and decreased federal income taxes, partially offset by increased addition to policyholders’ reserves and funds, policyholders’ benefits and payments, and dividends to policyholders.
Selected premium and life insurance information is presented below:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Premium Income:
Whole life	$ 2,584	$ 2,551	$ 2,515	1%	1%
Term life	160	137	138	17	(1)
Universal, variable & corporate owned life	468	815	379	(43)	115
Annuities and supplemental contracts	299	820	981	(64)	(16)
Disability income	303	291	286	4	2

Total	$ 3,814	$ 4,614	$ 4,299	(17)%	7%

Life Insurance Sales Face Amount:
Whole life	$ 3,991	$ 4,556	$ 5,729	(12)%	(20)%
Term life	8,002	5,289	5,392	51	(2)
Universal, variable & corporate owned life	5,605	8,323	2,751	(33)	NM

Total	$ 17,598	$ 18,168	$ 13,872	(3)%	31%

Life Insurance In Force Face Amount:
Whole life	$ 126,608	$ 124,336	$ 127,366	2%	(2)%
Term life	33,672	37,991	42,676	(11)	(11)
Universal, variable & corporate owned life	36,831	33,158	29,125	11	14

Total	$ 197,111	$ 195,485	$ 199,167	1%	(2)%

	(In Whole Units)
Number of Policies In Force:
Whole life	1,583,134	1,636,365	1,759,312	(3)%	(7)%
Term life	171,544	204,882	281,494	(16)	(27)
Universal, variable & corporate owned life	98,245	94,052	88,676	4	6
Annuities	311,017	322,781	314,189	(4)	3
Disability income	292,905	286,756	288,244	2	(1)

Total	2,456,845	2,544,836	2,731,915	(3)%	(7)%

NM=not meaningful or in excess of 200%

A reduction in premium income from universal, variable and corporate owned life and annuity and supplemental contracts drove a 17% reduction in individual line premiums for 1999. The decrease in universal, variable and corporate owned life premium income is due to a decrease in sales of our corporate owned life insurance to the banking industry, partially offset by an increase in sales of variable life insurance, which reflects our customers increasing demand for non-traditional life products. The annuities and supplemental contracts decrease in premium income is primarily due to a decrease in annuity sales, partially offset by an increase in supplemental contracts. The decrease in annuity premium is primarily due to a drop in supplemental distribution channel sales and our decision to shift most sales of these products to one of our subsidiary life insurance companies.

In 1998, the growth in universal, variable and corporate owned life is primarily the result of increases in sales of corporate owned life insurance to the banking industry and increases in variable life insurance, partially offset by a decrease in universal life. The decrease in universal life is primarily the result of our decision to shift most sales of these products to our subsidiary life insurance companies.

Net investment income increased in 1999 primarily due to mortgage loan and real estate asset growth, partially offset by a decrease in income due to lower bond yields and lower earnings on other investments, which includes earnings on joint ventures and other forms of partnerships. Additionally, the Individual Line’s portion of allocated net investment income increased in 1999 primarily due to the inclusion of a $100 million dividend from our non-insurance subsidiaries, of which the Individual Line was allocated $82 million, and increased income from derivative instruments. Allocated net investment income represents the earnings on surplus contributed by the Individual Line products. Assets and earnings on surplus are allocated to the Individual Line and Retirement Services, based upon ownership percentages.

Net investment income increased in 1998 primarily due to a 7% increase in invested assets, partially offset by a decline in investment yields.

Fees and other income increased in 1999 and 1998 primarily due to higher separate account fees caused by higher asset levels reflecting equity market appreciation and new customer deposits. In 1999, additional fee income was generated from annuity surrender charges, partially offset by a decline in fee income from annuity sales.

Policyholders ’ benefits and payments increased in 1999 primarily due to higher individual annuity withdrawals and surrenders of $266 million. In addition, there were increases in death benefits of $64 million and disability income benefits of $22 million. We believe the increased rate of individual annuity surrenders is primarily due to two factors: 1) the investment fund options currently offered with our individual annuity products use a “value” based investment philosophy that has temporarily fallen out of favor when compared to other investment options, such as “growth” funds, due to recent market conditions, and 2) a natural increase in the dollar amount of surrenders as business growth causes a higher level of annuity customer account values. Though it is not known if an increased level of surrenders will continue, we have and are taking steps that we believe will reduce surrender activity by enhancing product offerings through the addition of new fund options and other product features. Policyholders’ benefits and payments increased in 1998 due to increases in annuity withdrawals and benefits of $140 million, higher death claims of $10 million, and higher life insurance surrenders of $13 million. This increase was partially offset by decreases in supplemental contract payments of $36 million and corporate owned life insurance benefits and payments of $41 million.

Addition to policyholders’ reserves and funds includes transfers to and from separate accounts, based upon policyholder elections, and the change in general account reserves. Addition to policyholders’ reserves and funds decreased in 1999 primarily due to lower sales and premium income from annuity and corporate owned life insurance products, as well as an increase in individual annuity separate account withdrawals and surrenders, discussed above. The increase in 1998 is primarily due to increased sales of corporate owned life insurance, partially offset by a decrease in annuity premiums.

Commissions decreased in 1999 and 1998 primarily due to changes in our business mix and a 1999 decrease in premiums. The 1999 decrease is due to lower annuity sales and lower sales of whole life products, partially offset by an increase in commissions in disability income due to increased sales. In 1998, commissions decreased as a result of lower sales of whole and variable life insurance products, partially offset by an increase in commissions from sales of corporate owned life insurance products, which are at lower commission rates. Overall, Individual Line commissions are declining as the decrease in commissions on whole life products is only partially offset by increases in commissions for variable and corporate owned life insurance products, which have a lower commission rate. Commissions do not correlate to total premium income since commissions are driven by the growth and changing product sales mix for commission paying business.

Operating expenses, state taxes, licenses and fees decreased in 1999, primarily in the life insurance business, due to a corporate wide expense savings program, lower agent life and health insurance costs, and lower premium taxes related to reduced premiums. Operating expenses, state taxes, licenses and fees increased in 1998 due to higher premiums and state income taxes relating to higher premium income and continued investment in technology.

Management ’s Discussion and Analysis

Federal income taxes decreased in 1999 and 1998 primarily due to favorable impacts relating to tax audit activity. In addition, 1998 federal income taxes were also lower as a result of reduced mutual company equity taxes.

In 1999 and 1998, dividends to policyholders increased primarily due to normal dividend growth, the pass through of distributed earnings from other businesses, and favorable mortality and expense experience in 1998. The new dividend schedule, annually approved by the Board of Directors in the fourth quarter, is reflected in the Individual Line ’s operating results in the year the dividend is declared.

Realized capital gains (losses) decreased in 1999 primarily due to losses generated by the sale of bonds in a rising interest rate market and decreased gains in mortgage loans and other investments, partially offset by increased gains in common stock and hedging instruments. In 1999 and 1998, mortgage loans and real estate results remained favorable compared to 1997 reflecting the continuing positive market environment for these types of investments.

We attribute the increase in 1998 net realized capital gains (losses) primarily to higher realized capital gains related to mortgage loans and real estate, which are not deferred into the IMR, partially offset by taxes.

Retirement Services Operations

Retirement Services offers retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets.

Primarily serving companies with $5 million to $100 million in retirement plan assets, this line of business meets the needs of more than 3,800 plan sponsors and 500,000 participants, providing companies with the valuable ability to entirely outsource their retirement benefit operations. As of December 31, 1999, Retirement Services was among the top 50 pension asset managers in the U.S., in terms of assets under management.

The following table sets forth the components of net income for the Retirement Services operations:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Revenue:
Premium income	$3,816	$2,868	$2,466	33%	16%
Net investment income	647	659	711	(2)	(7)
Fees and other income	37	17	14	118	21

Total revenue	4,500	3,544	3,191	27	11

Benefits and expenses:
Policyholders ’ benefits and payments	4,207	3,234	4,037	30	(20)
Addition to policyholders’ reserves and funds	71	103	(1,019)	(31)	110
Commissions	21	17	13	24	31
Operating expenses, state taxes, licenses and fees	75	75	71	-	6

Total benefits and expenses	4,374	3,429	3,102	28	11

Net gain from operations before federal income taxes and dividends	126	115	89	10	29
Federal income taxes	19	6	13	NM	(54)

Net gain from operations before dividends	107	109	76	(2)	43
Dividends to policyholders	2	2	3	-	(33)

Net gain from operations	105	107	73	(2)	47
Net realized capital gain (loss)	(8)	2	(32)	NM	106

Net income	$ 97	$ 109	$ 41	(11)%	166%

NM=not meaningful or in excess of 200%
Management ’s Discussion and Analysis

Net income decreased in 1999 primarily due to a net realized capital loss, higher federal income taxes, and increased policyholders’ benefits and payments, partially offset by increased premium from sales growth and higher fee income due to the growth of our assets under management. We attribute the 1998 increase primarily to net realized capital gains as compared with a net realized capital loss in the prior year, improved investment spreads, lower federal income taxes, and income resulting from increased assets under management.

Selected premium and sales information is presented below:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Premium Income:
Defined contribution	$2,847	$2,281	$1,635	25%	39%
GIC and single premium annuity contracts	553	3	9	NM	(67)
Separate accounts	240	365	530	(34)	(31)
Defined benefit	87	69	97	26	(29)
Other	89	150	195	(41)	(23)

Total	$3,816	$2,868	$2,466	33%	16%

Current Year New Sales	$1,803	$1,436	$1,070	26%	34%

NM=not meaningful or in excess of 200%

We attribute the 1999 and 1998 increase in premium income primarily due to continued growth in our Superflex and RMAP defined contribution products. In addition, our re-entry into the GIC market benefited 1999 premium results. New sales increases in 1999 are primarily attributable to an increase in the volume of large case sales coupled with domestic GIC sales, while new sales increases in 1998 are primarily attributable to an increase in the volume of large case sales. The volume of large case sales increased to 72% of sales in 1999 from 67% in 1998 and 54% in 1997.

Net investment income decreased in 1999 primarily due to lower bond yields, as older higher yielding bonds were replaced with bonds at lower market rates, and lower earnings on other investments, partially offset by increases in the line’s general account assets due to new GIC sales. Allocated net investment income increased in 1999 due to the inclusion of a $100 million dividend from our non-insurance subsidiaries, of which $18 million was allocated to Retirement Services. Net investment income decreased in 1998 primarily due to a decline in the line’s general account assets, resulting from the trend of new deposits favoring separate account options, and the scheduled maturities of non-participating GICs and withdrawals of participating business.

Fees and other income increased in 1999 and 1998 primarily due to an increase in assets under management attributable to growth in the separate accounts from market appreciation and positive cash flows from new sales.

Policyholders ’ benefits and payments increased in 1999 primarily due to surrenders on group annuity products. Surrenders on group annuity contracts increased by $1,122 million to $3,612 million in 1999, from $2,490 million in 1998 and $2,786 million in 1997, with the majority of the withdrawals coming from the separate accounts. We believe the increased rate of group annuity surrenders is primarily due to two factors: (1) increased merger and acquisition activity within our client base resulting in contract surrenders to the acquiring company ’s plan and (2) a natural increase in the dollar amount of surrenders as business growth and market appreciation causes a higher level of account values. The 1999 increase in policyholders’ benefits and payments is also due to increased defined contribution contract payments, partially offset by lower withdrawals from non-participating GICs. The decrease in GIC withdrawals is attributed to a slow down in the run off of this product before its reintroduction in June of 1999. We attribute the 1998 decrease in policyholder benefits and payments primarily to lower withdrawals from non-participating GIC and separate account business. Withdrawals of non-participating GICs decreased by $507 million in 1998.

Management ’s Discussion and Analysis

Addition to policyholders’ reserves and funds includes transfers to and from separate accounts, based upon policyholder elections, and the change in general account reserves. Addition to policyholders’ reserves and funds decreased in 1999 primarily due to the increase in surrenders and other transfers discussed above, partially offset by a $483 million increase in separate account deposits. General account reserves increased $725 million in 1999 primarily due to a $708 million increase in GIC reserves. We attribute the 1998 increase primarily to higher premium income and lower withdrawals.

Commissions increased in 1999 and 1998 primarily due to increased new sales and continued growth in our full service defined contribution business.

Federal income taxes increased in 1999 primarily due to a favorable audit settlement in 1998. In 1998, federal income taxes were lower as a result of reduced mutual company equity taxes and the favorable audit settlement.

Net realized capital gain (loss) decreased in 1999 primarily due to a decrease in bond gains arising from the sales of bonds in a rising interest rate market, an increase in hedging instrument losses and a decrease in other investment gains. Net realized capital gain (loss) increased in 1998 primarily due to net gains in bonds, mortgage loans, real estate, and other investments.

In 1999 and 1998, mortgage loan and real estate results remain favorable compared to 1997, reflecting the continued positive market environment for these types of investments.

Statement of Financial Position

The following table sets forth our more significant assets, liabilities and policyholders’ contingency reserves:

	Years Ended December 31,
	1999	1998	% Change
	($ In Millions)
Assets:
Bonds	$24,598	$25,216	(2)%
Common stocks	294	296	(1)
Mortgage loans	6,541	5,917	11
Real estate	2,139	1,740	23
Other investments	2,517	2,264	11
Policy loans	5,467	5,224	5
Cash and short-term investments	1,786	1,123	59

Total investments	43,342	41,780	4
Other assets	1,331	1,306	2

	44,673	43,086	4
Separate account assets	20,453	19,590	4

Total assets	$65,126	$62,676	4%

Liabilities:
Policyholders ’ reserves and funds	$37,192	$35,277	5%
Policyholders ’ dividends	1,071	1,022	5
Policyholders ’ claims and other benefits	329	332	(1)
Federal income taxes	734	635	16
Asset valuation and other investment reserves	994	1,053	(6)
Other liabilities	943	1,579	(40)

	41,263	39,898	3
Separate account liabilities	20,452	19,589	4

Total liabilities	61,715	59,487	4
Policyholders’ contingency reserves	3,411	3,189	7

Total liabilities and policyholders’ contingency reserves	$65,126	$62,676	4%

Management ’s Discussion and Analysis

Assets

Total assets increased in 1999 primarily due to the continued growth in our separate account assets, our re-entry into the GIC market, and positive net cash flow from new premiums and deposits on life insurance products. Separate accounts increased due to market appreciation on existing assets and new net cash flow from defined contribution pension products, partially offset by increased individual and group annuity surrenders. Statutory assets of the Individual Line increased 3% in 1999 to $45.1 billion from $43.7 billion at the end of 1998. The increase is primarily due to positive net cash flow in the separate accounts, new business, and normal growth in reserves. Statutory assets of Retirement Services increased by 5% to $20.0 billion from $19.0 billion at the end of 1998. The increase is primarily due to market appreciation, positive net cash flow and the re-introduction of our GIC products.

Bonds decreased in 1999 primarily due to a shift of funds to higher yielding asset types such as mortgage loans and real estate, and a transfer of funds late in the year to more liquid assets such as cash and short-term investments. The decrease in bonds includes $18.9 billion in purchases offset by $19.6 billion in maturities and sales proceeds. Bonds and short-term securities in NAIC Classes 1 and 2 were 55% of general investment account assets at December 31, 1999, as compared to 57% at December 31, 1998. The percentage of general investment account assets representing bonds and short-term investments in NAIC Classes 3 through 6 was 5% at December 31, 1999, and 6% at December 31, 1998. See “Investments” section for more discussion of NAIC Investment classes.

Mortgage loans increased in 1999 primarily due to a continuation of our strategy of increasing investments in higher yielding assets. For the year ended December 31, 1999, $1,900 million in new loans were issued, $1,272 million were repaid and $13 million were foreclosed.

Real estate increased in 1999 primarily due to our continued strategy of capitalizing on investments with enhanced yields. We believe that by increasing our investments in hotels and commercial office buildings, we are leveraging our expertise in this field. In 1999, we invested $584 million in improvements and purchases, incurred $80 million in depreciation expense, and received $121 million in proceeds from the sale of real estate.

Other investments consisting of joint ventures, partnerships, derivatives, preferred stocks, and affiliated common stocks, increased in 1999. This increase is primarily due to capital contributions of $125 million that we made to certain unconsolidated subsidiaries and a $129 million joint venture acquisition.

Policy loans increased in 1999 due to natural growth, as individual and corporate owned life policyholders use loan proceeds to take advantage of other market opportunities such as returns in the equity markets.

Liabilities

Total liabilities increased in 1999 primarily due to continued growth in policyholders’ reserves and funds, growth in separate accounts, and increases in policyholders’ dividends and federal income taxes, partially offset by decreases in other liabilities.

Policyholders ’ reserves and funds increased primarily due to a $1,207 million growth in individual life and disability income reserves, a $450 million increase in reserves for corporate owned life insurance clients and a $297 million increase in Retirement Services’ reserves, partially offset by a $40 million decrease in general account individual annuity reserves.

The liability for policyholders’ dividends increased in 1999 due to the increase in apportioned dividends for 2000, driven by the pass-through of distributed earnings from other businesses, favorable investment results, and ongoing expense reductions throughout the company.

Federal income taxes increased in 1999 primarily due to federal tax expense on operations of $161 million and $24 million of realized capital gains taxes, partially offset by federal tax payments of $83 million.

Asset valuation and other investment reserves decreased in 1999 primarily due to a $44 million decrease in other investment reserves, driven by the continued improvements in the underlying investment risks of both the mortgage and real estate loan portfolios, and a $17 million decrease in the special contingency reserve for surplus notes. For a rollforward of these reserve balances, see “Investment Reserves ” in the “Investments” section.

Management ’s Discussion and Analysis

Other liabilities decreased in 1999 primarily due to a $444 million decrease in payables for securities purchased, and a $242 million decline in our liability for unapplied premiums and amounts due to brokers.

Policyholders’ Contingency Reserves

The increase in policyholders’ contingency reserves was due to:

•	1999 net income of $467 million and

•	an increase of $60 million due to the change in AVR and other investment reserves,

partially offset by:

•
a decrease of $202 million from net unrealized capital losses, of which $157 million is due to the change in unrealized gains on unconsolidated subsidiaries that includes the impact of the $100 million dividend received from a non-insurance subsidiary;

•	a decrease of $79 million due to benefit plan enhancements, and

•	a decrease of $24 million from change in prior year policyholders’ reserves, nonadmitted assets, and other changes.

Liquidity and Capital Resources

Liquidity

Cash and short-term investments increased to $1,786 million at December 31, 1999, as a result of increased funds available for investment provided by operating activities and a transfer of funds late in the year to more liquid assets.

Net cash provided by operating activities increased $324 million, or 18%, to $2,153 million in 1999 from $1,829 million in 1998, following an increase of $1,216 million, or 198%, from $613 million in 1997.

We attribute the increase in 1999 to higher net income and a $438 million increase in addition to policyholders’ reserves, funds and policy benefits, net of transfers to separate accounts. We attribute the increase in 1998 to higher net income and a $1,052 million increase in addition to policyholders’ reserves, funds and policy benefits, net of transfers to separate accounts.

Loans and purchases of investments decreased $1.8 billion, or 11%, to $14.2 billion in 1999 from $16.0 billion in 1998. Sales and maturities of investments and receipts from repayments of loans decreased $645 million, or 5%, to $12.7 billion in 1999 from $13.3 billion in 1998. We attribute these decreases to a general reduction in bond investing activity due to changes in the bond markets, partially offset by increased activity in mortgage loans, real estate and short-term investments.

We utilize sophisticated asset/liability analysis techniques in order to set the investment policy for each liability class. Additionally, we test the adequacy of the projected cash flows provided by assets to meet all of our future policyholder and other obligations. We perform these studies using stress tests regarding future credit and other asset losses, market interest rate fluctuations, claim losses and other considerations. The result is a complete picture of the adequacy of the underlying assets, reserves and capital.

We have structured our investment portfolio to ensure we have a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring an untimely sale of assets. We manage our liquidity position by matching our exposure to cash demands with adequate sources of cash and other liquid assets.

Our principal sources of liquidity are operating cash flow and holdings of cash, cash equivalents and other readily marketable assets. Our primary cash flow sources include investment income, principal repayments on invested assets, and life insurance premiums. Historically, we have consistently experienced net positive cash flow from operations.

Our liquid assets include U.S. Treasury bond holdings, short-term money market investments, stocks and marketable long-term fixed income securities. The carrying value of highly liquid securities, including NAIC Class 1 and 2 publicly traded bonds, short-term securities, and the common stock portfolio, was approximately $13.5 billion at December 31, 1999.

We proactively manage our liquidity position on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns. We analyze a variety of scenarios modeling potential demands on liquidity, taking into account the provisions of our policies and contracts in force, our cash flow position, and the volume of cash and readily marketable securities in our portfolio.

One of our primary liquidity concerns is the risk of early contractholder and policyholder withdrawal. The three most affected products are individual life insurance and individual deferred annuities offered by the Individual Line and the participating products offered by the Retirement Services line. Life insurance policies are less susceptible to withdrawal than annuity contracts because annuities are primarily used as investment vehicles, while life policies are used to fulfill longer-term financial planning needs. A substantial part of our individual life insurance exposure is focused on a well-seasoned, mature block of business. We closely evaluate and manage our liquidity risk by, for example, seeking to include provisions such as contingent deferred sales charges limiting withdrawal rights to discourage surrenders.

Our exposure to early withdrawal under the Retirement Services and Individual Line annuity businesses, as of the dates indicated, can be described as follows:

Withdrawal Characteristics of Annuity Reserves and Deposit Fund Liabilities

	December 31,
	1999		1998
	Amount	% of Total	Amount	% of Total
	($ In Millions)
Subject to discretionary withdrawal with adjustment:
With market value adjustment	$ 3,867	13%	$ 4,530	15%
At market value	19,949	66	18,592	62
At book value less surrender charge	141	-	124	-

	23,957	79	23,246	77
Subject to discretionary withdrawal without adjustment:
At book value (minimal or no charge or adjustment)	2,597	9	3,429	12
Not subject to discretionary withdrawal	3,656	12	3,392	11

Total annuity reserves and deposit fund liabilities	$30,210	100%	$30,067	100%

Based on our ongoing monitoring and analysis of our liquidity sources and demands, we believe that we are in a strong liquidity position.

Capital Resources

As of December 31, 1999, our total adjusted capital as defined by the NAIC was $4,900 million. The NAIC uses a risk-based capital (“RBC”) model to compare the total adjusted capital with a standard designed to reflect an insurance company’s risk profile. Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 1999 and 1998. We believe that we enjoy a strong capital position and that we are well positioned to meet policyholder and other obligations.

Inflation

A large portion of our operating expenses consist of salaries, which are subject to wage increases that are at least partially affected by the rate of inflation. Our continuing efforts to control expenses may reduce the impact of inflation on operating expenses.

Inflation also indirectly affects us. To the extent that the government’s economic policy to control the level of inflation results in changes in interest rates, our new sales and surrenders of insurance and retirement products and investment income are affected.

Management ’s Discussion and Analysis

Investments

General

As shown on our statement of financial position, approximately 31% of our assets are policyholders’ investments in our separate accounts. We record the assets in our separate accounts at market value, and all investment risks are borne by our policyholders. The following discussion focuses on the general investment account portfolio, which does not include our separate account assets.

At December 31, 1999, we had $43.3 billion of invested assets in our general investment account. We manage the portfolio of invested assets to support the general account liabilities of the business in light of yield, liquidity, and diversification considerations.

The following table sets forth our invested assets in the general investment account and the related gross investment yield thereon, after deducting real estate operating expenses and taxes, as of the dates indicated.

	December 31,
	1999			1998			1997
	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield
	($ In Millions)
Bonds	$24,598	57%	7.7%	$25,216	60%	8.1%	$23,508	59%	8.1%
Common stocks	294	1	1.4	296	1	1.7	355	1	1.0
Mortgage loans	6,541	15	8.6	5,917	14	8.2	5,246	13	9.2
Real estate	2,139	5	12.3	1,740	4	13.3	1,698	4	11.7
Other investments	2,517	6	8.5	2,264	5	5.1	1,964	5	6.3
Policy loans	5,467	12	7.7	5,224	13	7.9	4,950	13	7.9
Cash and short-term investments	1,786	4	5.2	1,123	3	7.0	1,941	5	4.9

Total investments	$43,342	100%	8.0%	$41,780	100%	8.0%	$39,662	100%	8.1%

We calculate the yield on each investment category, before federal income taxes, as: (a) two times gross investment income, which for real estate deducts operating expenses and real estate taxes, divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income. If indirect expenses including depreciation on real estate investments were deducted, net yields would be 7.5%, 7.5% and 7.6%, for the years ended December 31, 1999, 1998, and 1997 respectively.

Bonds

The following table provides certain information regarding the maturity distribution of bonds, excluding short-term securities:

	December 31, 1999
	Carrying Value	% of Total
	($ In Millions)
Due in one year or less	$ 426	2%
Due after one year through five years	4,289	17
Due after five years through ten years	9,919	40
Due after ten years	4,167	17

	18,801	76
Mortgage-backed securities [1]	5,797	24

Total	$24,598	100%

1 Average life is 6.9 years, including securities guaranteed by the U.S. Government.

We invest a significant portion of our investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.
Management ’s Discussion and Analysis

As of December 31, 1999, mortgage-backed securities in the bond portfolio consisted of $3.2 billion of Government National Mortgage Association (“GNMA”), and Federal National Mortgage Association ( “FNMA”) commitments, Federal Home Loan Mortgage Corporation (“FHLMC”) and Federal Housing Authority (“FHA”) mortgage-backed pass-through securities, and $2.6 billion of government agency-backed collateralized mortgage obligations.

The tables below set forth the carrying value, gross unrealized gains and losses, net unrealized gains and losses and estimated fair value of our bond portfolio, excluding short-term securities, at December 31, 1999 and 1998:

	December 31, 1999
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agen- cies	$ 3,871	$ 106	$ 100	$ 6	$ 3,877
Debt securities issued by foreign govern- ments	24	2	-	2	26
Mortgage-backed securities	3,468	65	93	(28)	3,440
State and local governments	296	12	11	1	297
Corporate debt securities	14,393	277	507	(230)	14,163
Utilities	802	37	19	18	820
Affiliates	1,744	4	3	1	1,745

Total	$24,598	$ 503	$ 733	$ (230)	$24,368

	December 31, 1998
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agen- cies	$ 4,945	$ 473	$ 21	$ 452	$ 5,397
Debt securities issued by foreign govern- ments	41	1	1	-	41
Mortgage-backed securities	3,735	188	14	174	3,909
State and local governments	361	33	8	25	386
Corporate debt securities	14,133	845	118	727	14,860
Utilities	886	103	-	103	989
Affiliates	1,115	1	1	-	1,115

Total	$25,216	$ 1,644	$ 163	$ 1,481	$26,697

Substantially all of our publicly traded and privately placed bonds are evaluated by the NAIC Securities Valuation Office (“SVO”) which assigns securities to one of six NAIC investment classes, with Class 1 securities being the highest quality and Class 6 securities being the lowest quality. Classes 1 and 2 are investment grade, Class 3 is medium quality and Classes 4, 5 and 6 are non-investment grade.

For securities, which have not as yet been rated by the NAIC, we use an internal rating system. We believe that our internal rating system is similar to that used by the SVO.

Management ’s Discussion and Analysis

The table below sets forth the NAIC SVO ratings for our bond portfolio (including short-term securities) along with what we believe are the equivalent rating agency designations.

At December 31, 1999 and 1998, 92% and 91%, respectively, of the portfolio was invested in NAIC Class 1 and 2 securities.

Bond Credit Quality
(includes short-term securities)

		December 31,
NAIC Bond Classes	Rating Agency Equivalent Designation	1999		1998
		Carrying Value	% of Total	Carrying Value	% of Total
		($ In Millions)
1	Aaa/Aa/A	$15,328	59%	$16,014	61%
2	Baa	8,496	33	7,931	30
3	Ba	1,121	4	1,498	6
4	B	765	3	752	3
5	Caa and lower	215	1	35	-
6	In or near default	104	-	35	-

	Total	$26,029	100%	$26,265	100%

The tables below set forth the NAIC SVO ratings for our publicly traded and privately placed bond portfolios, including short-term securities, along with what we believe are the equivalent rating agency designations:

Publicly Traded Bond Credit Quality
(includes short-term securities)

		December 31,
NAIC Bond Classes	Rating Agency Equivalent Designation	1999		1998
		Carrying Value	% of Total	Carrying Value	% of Total
		($ In Millions)
1	Aaa/Aa/A	$10,447	76%	$11,921	80%
2	Baa	2,786	20	2,374	16
3	Ba	228	2	356	2
4	B	316	2	328	2
5	Caa and lower	42	-	17	-
6	In or near default	17	-	1	-

	Total	$13,836	100%	$14,997	100%

Management ’s Discussion and Analysis

Privately Placed Bond Credit Quality
(includes short-term securities)

		December 31,
NAIC Bond Classes	Rating Agency Equivalent Designation	1999		1998
		Carrying Value	% of Total	Carrying Value	% of Total
		($ In Millions)
1	Aaa/Aa/A	$ 4,881	40%	$ 4,093	37%
2	Baa	5,710	47	5,557	49
3	Ba	893	7	1,142	10
4	B	449	4	424	4
5	Caa and lower	173	1	18	-
6	In or near default	87	1	34	-

	Total	$12,193	100%	$11,268	100%

We utilize our investments in the privately placed bond portfolio to enhance the value of the overall portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. To control risk when utilizing privately placed securities, we rely upon:

•	broader access to management information,

•	strengthened negotiated protective covenants,

•	call protection features, and

•	a higher level of collateralization than can customarily be achieved in the public market.

The strength of the privately placed bond portfolio is demonstrated by the predominance of NAIC Classes 1 and 2 securities.

The following table sets forth by industry category the total bond portfolio, including short-term securities, as of December 31, 1999:

Bond Portfolio By Industry
(includes short-term securities)

	December 31, 1999
	Public		Private		Total
Industry Category	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Collateralized [1]	$ 6,662	48%	$ 1,185	10%	$ 7,847	30%
Finance	1,213	9	3,162	26	4,375	17
Other services	464	3	1,845	15	2,309	9
Natural resources	1,018	7	1,186	10	2,204	9
Producer goods	519	4	1,387	11	1,906	7
Government	1,735	13	64	-	1,799	7
Utilities	574	4	448	4	1,022	4
Transportation	236	2	586	5	822	3
Media	338	2	462	4	800	3
Consumer goods	314	2	441	4	755	3
Technology	159	1	536	4	695	3
Telecommunications	411	3	157	1	568	2
Retail	114	1	336	3	450	2
Health care	67	1	250	2	317	1
Others	12	-	148	1	160	-

Total	$13,836	100%	$12,193	100%	$26,029	100%

1 These bonds are collateralized by mortgages backed by FNMA, GNMA, FHLMC or FHA and include collateralized mortgage obligations and pass-through securities. These amounts also include asset backed securities such as credit card and automobile securities.

Management ’s Discussion and Analysis

Bond Portfolio Surveillance and Under-Performing Investments

To identify under-performing investments, we review all bonds on a regular basis utilizing the following criteria:

•	material declines in revenues or margins,

•	significant uncertainty regarding the issuer’s industry,

•	debt service coverage or cash flow ratios that fall below industry-specific thresholds,

•	violation of financial covenants,

•	trading of public securities at a substantial discount due to specific credit concerns, and

•	other subjective factors that relate to the issuer.

We actively review the bond portfolio to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or renegotiation of terms of specific investments.

The NAIC defines under-performing bonds as those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract.

The following table sets forth bonds in NAIC Classes 5 and 6, split between performing and under-performing status:

NAIC Class 5 and 6 Bonds
Carrying Value

	December 31,
	1999	1998
	(In Millions)
Performing:
Public	$ 42	$ 17
Private	173	18

Total performing	215	35

Under-performing:
Public	17	1
Private	87	34

Total under-performing	104	35

Total	$319	$ 70

As a result of our conservative monitoring process, we generate an internal watch list, which includes certain securities that would not be classified as under-performing under the SVO credit rating system. At December 31, 1999, our internal watch list contains bonds having a carrying value of $682 million, or 3%, of the total bond portfolio, excluding short-term securities. Our internal watch list is comprised of bonds that have the following NAIC ratings:

•	$33 million NAIC Class 1,

•	$164 million NAIC Class 2,

•	$102 million NAIC Class 3,

•	$296 million NAIC Class 4,

•	$84 million NAIC Class 5, and

•	$3 million NAIC Class 6.

Mortgage Loans

Mortgage loans represented 15% of the total investments in the general investment account at December 31, 1999, compared to 14% at December 31, 1998. Mortgage loans consist of commercial mortgage loans and residential mortgage loan pools. Commercial mortgage loans as a percentage of the mortagage loan portfolio were 79% at December 31, 1999, and 78% at December 31, 1998.

The following table provides certain information regarding the contractual maturity distribution of mortgage loans:

	December 31, 1999
	Carrying Value	% of Total
	($ In Millions)
Commercial:
Due in one year or less	$ 250	4%
Due after one year through five years	1,301	20
Due after five years through ten years	1,871	29
Due after ten years	1,736	26

Total commercial	5,158	79
Residential	1,383	21

Total	$6,541	100%

Expected maturities will differ from contractual maturities because a borrower may have the right to call or prepay obligations with or without prepayment penalties.
Management ’s Discussion and Analysis

Commercial

Our commercial mortgage loan portfolio consists of fixed and floating rate loans on completed, income producing properties. The majority of the portfolio is fixed rate mortgages.

At December 31, 1999 and 1998, 83% of the commercial mortgage loan portfolio consisted of bullet loans. Bullet loans are loans that do not fully amortize over their term.

We had $340 million of bullet loans scheduled to mature during 1999, of which, $312 million, or 92%, were paid in full at maturity and $28 million, or 8%, were foreclosed or paid off at a discount.

During 1999, all renewed bullet loans were performing assets prior to renewal and all loan renewals reflected market conditions. Past experience with regard to bullet maturities, however, is not necessarily indicative of future results.

We consider the maturities of commercial mortgage loans to be sufficiently diversified, and we carefully monitor and manage them in light of our liquidity needs.

The following tables set forth the commercial mortgage loan portfolio by property type and geographic distribution:

Commercial Mortgage Loans by
Property Type

	December 31,
	1999		1998
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Office	$2,056	40%	$1,484	32%
Apartments	1,068	21	552	12
Hotels & Motels	881	17	706	16
Retail	605	12	700	15
Industrial & Other	548	10	1,153	25

	$5,158	100%	$4,595	100%

Commercial Mortgage Loans by
Geographic Distribution

	December 31,
	1999		1998
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
West	$1,171	23%	$ 976	21%
Midwest	959	19	731	16
Northeast	833	16	778	17
Southwest	779	15	764	17
Mid-Atlantic	750	14	620	13
Southeast	666	13	726	16

	$5,158	100%	$4,595	100%

Residential

The residential mortgage loan portfolio consists of conventional and Federal Housing Authority (“FHA”)/Veteran Administration ( “VA”) mortgage pools. These investments have provided us with excellent loss/risk experience. We impose rigorous investment standards, including governmental agency guarantees, seasoned pools, and discount pricing as protection against prepayment risk.

Mortgage Loan Portfolio Surveillance and Under-Performing Investments

We actively monitor, manage and directly service our commercial mortgage loan portfolio. Our personnel perform or review all aspects of loan origination and portfolio management, including:

•	lease analysis,

•	property transfer analysis,

•	economic and financial reviews,

•	tenant analysis, and

•	oversight of default and bankruptcy proceedings.

We re-value all properties each year and re-inspect all properties either each year or every other year based on internal quality ratings.

Management ’s Discussion and Analysis

We use the following criteria to determine whether a current or potential problem exists:

•	borrower bankruptcies,

•	major tenant bankruptcies,

•	requests for restructuring,

•	delinquent tax payments,

•	late payments,

•	loan-to-value or debt service coverage deficiencies, and

•	overall vacancy levels.

The carrying values of current and potential problem commercial mortgage loans as of the dates indicated were as follows:

Current and Potential Problem
Commercial Mortgage Loans

	December 31,
	1999	1998
	(In Millions)
Restructured	$ 82	$127
In Process of Foreclosure	17	6
In Default	14	14

Total	$113	$147

The AVR contains a commercial mortgage loan component which totaled $145 million at the end of 1999. In addition, at December 31, 1999, we maintained a separate voluntary commercial mortgage loan investment reserve of $25 million for properties in the process of foreclosure and for other anticipated losses. See “Investment Reserves. ”

The following tables set forth current and potential problem commercial mortgage loans aggregated by property type and geographic distribution:

Commercial Mortgage Loan Distribution
By Property Type

	December 31, 1999
	Total Loan Amount	Problem Loan Amount	% of Total Loan Amount
	($ In Millions)
Office	$2,056	$ 59	3%
Apartments	1,068	21	2
Hotels & Motels	881	-	-
Retail	605	15	2
Industrial & Other	548	18	3

Total	$5,158	$ 113	2%

Commercial Mortgage Loan Distribution
By Geographic Distribution

	December 31, 1999
	Total Loan Amount	Problem Loan Amount	% of Total Loan Amount
	($ In Millions)
West	$1,171	$ 34	3%
Midwest	959	26	3
Northeast	833	20	2
Southwest	779	3	-
Mid-Atlantic	750	20	3
Southeast	666	10	2

Total	$5,158	$ 113	2%

The following is a comparison of our commercial mortgage loan experience against the latest available industry averages as provided by the American Council of Life Insurance (“ACLI”). We establish reserves for commercial mortgage loans in the process of foreclosure, and recognize losses on such commercial mortgage loans upon foreclosure.

Management ’s Discussion and Analysis

MassMutual and Life Insurance Industry
Commercial Mortgage Loan Comparisons

	December 31, 1999		December 31, 1998
	MassMutual	ACLI	MassMutual	ACLI
Delinquent [1]	0.27%	0.16%	0.31%	0.17%
Restructured [2]	1.57	2.41	2.76	3.02
In foreclo- sure	0.33	0.15	0.13	0.31

Subtotal	2.17	2.72	3.20	3.50
Foreclosed	0.25	0.26	0.38	0.44

Total	2.42%	2.98%	3.58%	3.94%

1 Commercial mortgage loans are classified as delinquent when two or more payments are past due.

2 Commercial mortgage loans are classified as restructured when they are in good standing, but the basic terms such as interest rate or maturity date have been modified as a result of an actual or anticipated delinquency.

We also compare our residential mortgage loan experience to Mortgage Bankers ’ Survey industry averages. At December 31, 1999, our delinquency rate was 2.80% as compared to the industry average of 2.25%.

Real Estate

The real estate portfolio includes real estate properties originally acquired as investments, occupied by us, and real estate we acquired through foreclosure. Foreclosed real estate had a carrying value, net of write-downs, of $50 million and $54 million at December 31, 1999 and 1998, respectively.

The following tables illustrate the diversity of the real estate portfolio by property type and geographic distribution:

Real Estate by Property Type

	December 31,
	1999		1998
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Office	$ 884	41%	$ 652	37%
Hotels & Motels	787	37	572	33
Apartments	226	11	170	10
Retail	192	9	222	13
Industrial & Other	50	2	124	7

Total	$2,139	100%	$1,740	100%

Real Estate by Geographic Distribution

	December 31,
	1999		1998
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Northeast	$ 524	25%	$ 434	25%
West	408	19	258	15
Mid-Atlantic	329	16	277	16
Southwest	328	15	184	10
Southeast	307	14	316	18
Midwest	243	11	271	16

Total	$2,139	100%	$1,740	100%

At the close of 1999, our real estate portfolio consisted of 137 properties with a statement value in excess of $2.1 billion. The portfolio is primarily unleveraged with only $51 million in third party non-recourse debt outstanding at December 31, 1999.

We review individual property valuations on a regular basis. Asset managers, at our regional offices, first establish our real estate valuations using a third party valuation software projecting income on a lease-by-lease basis. We also reflect budgeted expenses, leasing assumptions, and capital expenditures. The appraisal section of our real estate investment division reviews these valuations for technical accuracy, methodology and the appropriateness of the assumed rates of return. We prepare these valuations on an interim basis between the months of February and September, with a final valuation prepared for the end of the year. Additionally, in 1999, external independent appraisers appraised a sample of properties constituting 24.9% of the portfolio’s market value.

Management ’s Discussion and Analysis

At December 31, 1999, our real estate AVR totaled $155 million. In addition, we maintained a separate General Investment Reserve ( “GIR”) of $25 million for properties held for sale during the upcoming year.

Investment Reserves

When we determine that it is probable that the net realizable value of an invested asset is less than our carrying value, we establish and record appropriate write-downs or investment reserves in accordance with statutory practice.

We determine the net realizable value of bonds in accordance with principles established by the SVO using criteria such as:

•	the net worth and capital structure of the borrower,

•	the value of the collateral,

•	the presence of additional credit support and

•	our evaluation of the borrower’s ability to compete in a relevant market.

In the case of real estate and commercial mortgage loans, we make borrower and property-specific assessments as well.

In compliance with regulatory requirements, we maintain an AVR. The AVR stabilizes policyholders’ contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans, and real estate investments.

We maintain a GIR which is not mandated by regulation, in anticipation of future losses on specific real estate properties and mortgage loans, particularly mortgage loans in the process of foreclosure.

Our total investment reserves at December 31, 1999 were $994 million, a 5.6% decrease from December 31, 1998, consisting of AVR of $937 million and other investment reserves of $57 million. Other investment reserves were comprised of $50 million for mortgage loans and real estate and $7 million for a special contingency reserve related to the surplus notes.

Asset valuation and other investment reserves decreased in 1999 primarily due to a $44 million decrease in the other investment reserves, driven by continued improvements in the underlying investment risks of both the mortgage and real estate loan portfolios and a $17 million decrease in the special contingency reserve for surplus notes.

Management ’s Discussion and Analysis
The following table presents the change in total investment reserves for the years 1999 and 1998:

	Total Investment Reserves
	Bonds, Preferred Stocks and Short-term Investments	Mortgage Loans	Real Estate and Other Invested Assets	Common Stock	Special Contingency Reserve for Surplus Notes	Total
	(In Millions)
Balance at December 31, 1997 [1]	$ 248	$ 152	$ 270	$ 274	$ 28	$ 972

Reserve contributions [2]	39	34	(46)	(19)	(4)	4
Transfers among categories	(4)	4	—	—	—	—
Net realized capital gains (losses) [3]	(8)	(7)	53	26	—	64
Unrealized capital gains (losses) [4]	(9)	—	—	22	—	13

Net change to policyholders’ contin- gency reserves [5]	18	31	7	29	(4)	81

Balance at December 31, 1998 [1]	$ 266	$ 183	$ 277	$ 303	$ 24	$1,053

Reserve contributions [2]	57	7	—	21	(17)	68
Transfers among categories	14	(14)	—	—	—	—
Net realized capital gains (losses) [3]	(4)	(6)	17	28	—	35
Unrealized capital gains (losses) [4]	(53)	—	(8)	(101)	—	(162)

Net change to policyholders’ contin- gency reserves [5]	14	(13)	9	(52)	(17)	(59)

Balance at December 31, 1999 [1]	$ 280	$ 170	$ 286	$ 251	$ 7	$ 994

1 The balance is comprised of the AVR and Other Investment Reserves which are recorded as liabilities on the Statement of Financial Position as follows:

	AVR	Other Investment Reserves	Total
(In Millions)
Balance at December 31, 1997	$ 841	$ 131	$ 972
Balance at December 31, 1998	$ 952	$ 101	$ 1,053
Balance at December 31, 1999	$ 937	$ 57	$ 994

2 Amounts represent contributions calculated on a statutory formula plus amounts we deem necessary. The statutory formula provides for maximums that when exceeded cause us to have a negative contribution. Additionally, these amounts represent the net impact on policyholders’ contingency reserves for investment gains and losses not related to changes in interest rates.

3 These amounts offset realized capital gains (losses), net of tax, that have been recorded as a component of net income. Amounts include realized capital gains and losses, net of tax, on sales not related to interest fluctuations, such as repayments of mortgage loans at a discount, mortgage loan foreclosures, and real estate permanent write-downs.

4 These amounts offset unrealized capital gains (losses), recorded as a change in policyholders’ contingency reserves. Amounts include unrealized losses due to market value reductions of securities with a NAIC quality rating of 6 and net changes in the undistributed earnings of subsidiaries.

5 Amounts represent the reserve contribution (note 2) less amounts already recorded (notes 3 and 4). This net change in reserves is recorded as a change in policyholders’ contingency reserves.

Management ’s Discussion and Analysis

Quantitative and Qualitative Information about Market Risk

We developed the following discussion of our risk-management activities using “forward-looking statements” that are based on estimates and assumptions. While we believe that the assumptions we have made are reasonably possible in the near term, actual results could differ materially from those projected in the forward-looking statements. In addition, we would likely take certain actions to mitigate the impacts of the assumed market changes, thereby reducing the negative impact discussed below.

We have excluded all non-guaranteed separate account assets and liabilities from the following discussion since all market risks associated with those accounts are assumed by the contract holders.

Our assets, such as bonds, stocks, mortgage loans, policy loans and derivatives are financial instruments and are subject to the risk of market volatility and potential market disruptions. These risks may reduce the value of our financial instruments, or impact future cash flows and earnings from those instruments. We do not hold or issue any financial instruments for the purposes of trading.

Our primary market risk exposure is changes in interest rates, which can cause changes in the fair value, cash flows, and earnings of certain financial instruments. To manage our exposure to interest rate changes, we use sophisticated quantitative asset/liability management techniques. Asset/liability management allows us to match the market sensitivity of assets with the liabilities they support. If these sensitivities are matched perfectly, the impact of interest rate changes is effectively offset on an economic basis as the change in value of the asset is offset by a corresponding change in the value of the supported liability. In addition, we invest a significant portion of our investment funds in high quality bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

Based upon the information and assumptions we used in our asset/liability analysis as of December 31, 1999, we estimate that a hypothetical immediate 10% increase in interest rates would decrease the net fair value of our financial instruments by $1,049 million. A change in interest rates of 10% would not have a material impact on our future earnings or cash flows. A significant portion of our liabilities, e.g., insurance policy and claim reserves, are not considered financial instruments and are excluded from the above analysis. Because of our asset/liability management, a corresponding change in fair values of these liabilities, based on the present value of estimated cash flows, would significantly offset the net decrease in fair value of assets estimated above.

We also use derivative financial instruments to manage our investment risks; primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. We do not hold or issue these financial instruments for trading purposes.

The notional amounts described below do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices, or financial or other indexes.

We utilize interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, we agree to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments. The amount exchanged is calculated by reference to an agreed upon notional principal amount. We had outstanding swaps with notional amounts of $9.4 billion at December 31, 1999, and $4.4 billion at December 31, 1998.

Options grant us the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. Our option contracts have terms of up to fifteen years. We had option contracts with notional amounts of $11.8 billion at December 31, 1999, and $12.7 billion at December 31, 1998. Our credit risk exposure was limited to the unamortized costs of $77 million at December 31, 1999, and $93 million at December 31, 1998.

Interest rate cap agreements grant us the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant us the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. At December 31, 1999, we had agreements with notional amounts of $3.3 billion, and $4.3 billion at December 31, 1998. Our credit risk exposure was limited to the unamortized costs of $11 million at December 31, 1999, and $23 million at December 31, 1998.

We enter into forward U.S. Treasury, Government National Mortgage Association ( “GNMA”), and Federal National Mortgage Association ( “FNMA”) commitments. We enter into these forward commitments for the purpose of managing interest rate exposure. We generally do not take delivery on these commitments. Instead of taking delivery, we settle these commitments with offsetting transactions. We had outstanding commitments with contractual amounts of $175 million at December 31, 1999, and $603 million at December 31, 1998.

We utilize other agreements to reduce exposures to various risks. At December 31, 1999, we had other agreements with notional amounts of $583 million, and $384 million at December 31, 1998.

We are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $60 million at December 31, 1999, and $273 million at December 31, 1998. We monitor exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, we have obtained collateral positions with counterparties when considered prudent.

Description of the Business
We are a mutual life insurance company organized in the Commonwealth of Massachusetts as a corporation and were originally chartered in 1851. As a mutual life insurance company, we have no shareholders. Our primary business is ordinary life insurance. We also provide, directly or through our subsidiaries, a wide range of annuity and disability products, and pension and pension-related products and services, as well as investment services to individuals, corporations and other institutions, in all 50 states of the United States and the District of Columbia. We, or our subsidiaries, are also licensed to transact business in Puerto Rico, six provinces of Canada, Chile, Argentina, Bermuda and Luxembourg, however, these operations are not material.

Our principal lines of business are

•	Individual Line of Business, which includes life, disability, annuities, corporate owned life insurance, and investment products and services; and

•
Retirement Services, which provides retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets.

The MassMutual Investment Group (“MMIG”), whose operations effective January 1, 2000, were merged into David L. Babson and Company, Inc., a MassMutual wholly-owned subsidiary, provides investment advisory services to us, our affiliates and various outside individual and institutional investors through our investment management staff and our subsidiaries: Oppenheimer Acquisition Corporation, which owns Oppenheimer Funds Inc.; DLB Acquisition Corporation, which owns David L. Babson and Company, Inc.; Antares Capital Corporation; and Cornerstone Real Estate Advisers, Inc. The results of operations of MMIG are allocated to and reflected in the financial results of the other product lines.

Prior to March 1996, a fourth line, Life and Health Benefits Management Operations, which provided group life and health insurance products and related services to corporations and other institutions, was also a principal line of business. That line was transferred to one of our subsidiaries in December 1994, and the subsidiary was subsequently sold in March of 1996.

On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company were merged into our operations. The merger was accounted for under the pooling of interests method of accounting. Our financial information has been restated to reflect the merger as if it had occurred on January 1, 1995. This is in conformity with statutory accounting practices.

Description of the Business
The following table sets forth financial data for the periods indicated.

	(Unaudited)
	Years Ended December 31,
	1999	1998	1997	1996	1995
	(In Millions)
Premium Income:
Individual line operations	$ 3,814	$ 4,614	$ 4,299	$ 4,286	$ 3,924
Retirement services operations	3,816	2,868	2,466	2,043	1,804

Total premium income	$ 7,630	$ 7,482	$ 6,765	$ 6,329	$ 5,728

Net Investment Income:
Individual line operations	$ 2,429	$ 2,298	$ 2,159	$ 2,037	$ 1,952
Retirement services operations	647	659	711	797	890

Total net investment income	$ 3,076	$ 2,957	$ 2,870	$ 2,834	$ 2,842

Net Income:
Individual line operations	$ 370	$ 257	$ 216	$ 225	$ 165
Retirement services operations	97	109	41	40	25

Total net income	$ 467	$ 366	$ 257	$ 265	$ 190

Total Assets (at period end):
Individual line operations	$45,092	$43,687	$40,072	$36,361	$33,902
Retirement services operations	20,034	18,989	17,563	16,986	16,595

Total assets	$65,126	$62,676	$57,635	$53,347	$50,497

Individual Line

Our Individual Line provides a wide range of products and services through our network of general agents, agents and affiliated distributors. Registered variable contracts, mutual funds, including the Oppenheimer Funds, and other investment products are distributed through MML Investors Services, Inc. (“MMLISI”), a registered broker-dealer that we indirectly wholly-own. MMLISI also provides securities brokerage services. MML Distributors, LLC, also one of our indirectly wholly-owned, registered broker-dealer subsidiaries acts as the principal underwriter for many of our registered variable annuity and variable life insurance products.

Products

The principal products offered by the Individual Line include:

• whole life insurance, variable universal life insurance, term, and corporate owned life insurance products,

• individual annuity products, and

• individual disability income insurance products.

The majority of these products offer a range of riders that provide such benefits as waiver of premium, accidental death benefits, long-term care coverage, paid-up additions of insurance, and accelerated death benefits. See “MassMutual Investment Group” for additional information on related investment management services.

Set forth below is a description of the Individual Line’s principal products:

Whole Life.    Whole life insurance is a participating product that provides guaranteed minimum death benefits and guaranteed cash values in return for periodic premium payments of a fixed amount. We offer several types of whole life products, including products with premiums due for the life of the insured and products with guaranteed limited payment periods. We also offer survivorship whole life, a product that pays a death benefit upon the death of the second of two insureds.

Universal Life.    Universal life insurance provides the policyholder with flexible premiums and death benefits as well as no lapse guarantees. We credit premiums in excess of specified sales charges to the account value of the policy, which are allocated to the fixed account backed by our general investment account. That account value includes a guaranteed principal with a minimum interest credit. The policy value is the net result of the premium payments plus interest credits minus expense and cost of insurance charges minus the amount of any partial surrenders. In 1999, the Company introduced an innovative UltraCare Life product (or “linked policy rider ”) that enhances standard life insurance protection by allowing for the acceleration of the death benefit to cover long-term care costs.

Variable Universal Life.    Variable universal life insurance provides the policyholder, within guidelines established by the terms of the policy, the ability to select and change premium levels, amounts of death benefits, and investment options. We credit premiums in excess of specified sales charges to the account value of the policy. We apply net premiums, as instructed by the policyholder, to a guaranteed principal account backed by our general investment account, or to one or more of our separate accounts. The policyholder bears the investment risk for cash values in the separate accounts. We deduct the cost of insurance and administrative charges from the accumulating account value to which we credit the premiums. We also offer various corporate-owned fixed or variable universal life products sold in connection with corporate benefit plans, including several products designed for sale to large corporate purchasers for funding deferred compensation and post-retirement health benefits.

Term Insurance.    Term insurance provides life insurance protection for a fixed period and has no cash value. We offer a variety of term insurance products designed to meet varying client needs. Almost all term insurance products allow conversion within a specified time period to one of our other insurance products.

Annuities.    Annuity products provide for the payment of periodic benefits at regular intervals beginning at a specified date and continuing for a specific period of time or for life and are offered in a variety of forms. Individual and group deferred annuities provide for the accumulation of net premiums at various guaranteed interest rates. These contracts provide for either single premiums or flexible premiums and may accumulate indefinitely, or for a specified period of time. The premium may be deposited in a fixed account backed by our general investment account and credited with interest at a rate which we periodically reset subject to a minimum guarantee. Single premium immediate annuities are individual, non-participating contracts providing income for life to either one or two lives with the first annuity payment starting any time up to one year from the issue date. Variable annuities are individual or group non-participating contracts which provide for either a single or periodic premium, which may be directed to a fixed account backed by our general investment account or to one of several separate account investment options for which the investment risk is borne by the contract holder.

Disability Income Insurance.    Disability income insurance provides income payments to the insured (including payments for business overhead expenses) when employment or income is interrupted or terminated because of illness, sickness or accident. The level, timing and duration of payments vary by policy type.

Product Pricing and Management

We design the pricing of Individual Line products to produce surplus sufficient to generate a level of capital consistent with our financial strength objectives. We achieve long-term value for policyholders by competitively managing performance in the key financial fundamentals for each individual product, including investment returns, expenses, persistency, mortality and morbidity (the incidence and duration of sickness or injury). The pricing of most products over time reflects actual experience subject to minimum guarantees. For whole life products, we reflect the actual experience in dividends that are, in effect, returns resulting from more favorable interest, mortality, expense and persistency experiences than those reflected in the premiums, as well as the pass through of distributed earnings from other businesses. For other products, we reflect the actual experience in interest, mortality and/or expense rates.

Principal Markets, Marketing and Distribution

Sales of our Individual Line products are primarily targeted to affluent and emerging affluent market segments including professionals, business owners, principals and partners. Our products are designed to solve complex financial concerns including estate planning and business succession planning needs.

We sell our Individual Line products nationwide primarily through approximately 93 general agents who contract with more than 4,302 full-time career agents. In 1999, 81% of the Individual Line’s premiums were generated by policies sold by our career agents. The remaining 19% of premiums were generated by policies sold by other producers, including independent brokers, who contract with the general agents, consultants and independent broker-dealers. In addition, we issue the LifeTrust variable annuity product for marketing and distribution through the Oppenheimer registered representatives. The LifeTrust variable annuity product accounted for 4.9% of individual annuity sales in 1999.

Underwriting

We carefully balance the risk assessment process to ensure an evaluation of relative risks consistent with the issuance of new business and competitive product performance.

Competition

The life insurance industry is highly competitive. There are more than 1,500 life insurance companies in the United States, many of which offer individual insurance products similar to those marketed by the Individual Line. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services industry, including mutual funds, banks, securities brokerage houses, and other financial services entities, many of which provide alternative investment and savings vehicles for consumers. Federal legislative initiatives are affecting the financial services industry, thereby changing the environment in which we compete. For example, the Gramm, Leach and Bliley Act (Financial Modernization Act) was passed in 1999, thereby establishing a framework in which banks, insurance companies and securities firms can enter into each other’s business. See “Regulation” section below for a more detailed discussion concerning the impact of this bill.

Competition for large life insurance sales consists mostly of no greater than 20 financially strong companies. Our clients’ advisors, consultants, attorneys and accountants are involved in the selling process for these large cases. Sales of these products tend to be unpredictable, causing volatility in our sales results. These products also contribute to an increase in the average size of policies. In addition, there is substantial competition for smaller cases due to the large number of companies and agents in these markets nationwide.

Currently, more insurance companies, banks and mutual fund companies are entering the annuity business. We effectively compete in this market through our use of multiple distribution channels, our customer service orientation, variety of fund options, and offering of desired product features.

In the disability income market, competitor strategies are diverging due to poor financial results. The individual disability market is heavily concentrated with the five largest companies, including MassMutual, representing more than 50% of the market.

Objective testimony to the company’s strong performance and market position is reflected in our ratings: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best; AAA for claims-paying from Duff & Phelps; and Aa1 (Excellent) for financial strength from Moody’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Retirement Services

Retirement Services offers retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets.

Primarily serving companies with $5 million to $100 million in retirement plan assets, this line of business meets the needs of more than 3,800 plan sponsors and 500,000 participants, providing companies with the valuable ability to entirely outsource their retirement benefit operations.
Description of the Business
Products

Set forth below is a description of our principal retirement products:

Defined Contribution:

Superflex.   Superflex is a full-service (investment, administrative and consultative) defined contribution product sold to larger plans, generally involving more than $20 million of first year assets. Superflex offers a complete array of separate account investment options to participants. The guaranteed investment option provided by Superflex is funded in our general investment account, with minimum interest rate guarantees.

Flexinvest.   Flexinvest is a full service (investment, administrative and consultative) defined contribution product typically sold to plans with less than $20 million of first year assets. Flexinvest offers a complete array of our separate accounts as investment options to participants. We also offer a guaranteed investment option funded in our general investment account. One-year interest rate guarantees are offered, reflecting past experience as well as expected future experience.

Retirement Matters Accumulation Product (“RMAP”).  RMAP is a defined contribution product, sold directly by our career agency system and wholesalers. RMAP can be either administrated by a third party administrator, full service (investment, administrative and consultative), or no service. This product is typically sold to plans with less than $1 million of first year assets. RMAP offers a complete array of our separate accounts as investment options to participants. We also offer one-year interest rate guarantees, reflecting past experience as well as expected future experience.

Guaranteed Investment Contracts and Single Premium Annuity Contracts:

We sell traditional guaranteed investment contracts (“GICs”) along with European guaranteed investment contracts (“Euro-GICs ”). Both are non-participating general investment account products, which provide a guarantee of principal and a fixed rate of return for a fixed period of time. A lump sum payment is provided at contract maturity.

Traditional GICs ordinarily are offered to both defined benefit and defined contribution plans. The defined contribution version typically provides “benefit responsiveness” by permitting withdrawals for the payment of plan benefits and transfers to other plan options by plan participants. Euro-GICs are primarily offered to international fixed-income investors who want guaranteed rate products from U.S. insurance companies with longer-dated maturities than maturities offered by traditional guaranteed investment contracts.

Single premium annuity contracts (“SPACs”) are no longer actively being sold. SPACs guarantee the payment of monthly pension benefits to retirees of defined benefit plans in return for a single premium paid by the plan sponsor.

Separate Accounts:

Separate accounts are non-guaranteed pooled separate accounts in which the investment results of the assets, net of a management fee, are passed directly to the contract holders. Currently, we offer separate accounts that invest in large and small capitalization equities, bonds, international equities and money market instruments. We offer separate accounts without services to both defined benefit and defined contribution plans, or with services in conjunction with the Flexinvest, Superflex, RMAP and Defined Benefit products. In response to the popularity of mutual funds with plan sponsors due to the high level of regulatory oversight and disclosure requirements, we have added an array of mutual funds to our product line, including non-proprietary funds.

Defined Benefit:

Defined Benefit products include the Deposit Administration contract (“DA ”), the Immediate Participation contract (“IP”) and the Pension Funding contract (“PF”). These products are funded in our general investment account and are participating. Nominal interest rate guarantees are provided in the DA contract. All three contracts provide for annuity purchases, on either a participating basis (DA) or non-participating basis (IP and PF). We offer separate accounts in conjunction with these products. We also offer full investment, administrative and consultative services.

Description of the Business

Other Products:

Interest Guarantee.  The Interest Guarantee product is an investment only participating general investment account product with minimum interest rate guarantees being provided up to periods of five years. It is sold primarily to plans with $250 thousand or more of deposits over five years, and it is offered to both defined contribution and defined benefit plans.

Participating Guaranteed.  In response to demands for alternatives to traditional guaranteed investment contract products, we market participating guaranteed products through pooled separate accounts or single customer separate accounts. We pass through the investment results of the separate account assets to the contract holders and we guarantee the return of principal plus accrued interest and future minimum guaranteed interest over the contract term. Participating guaranteed products are typically sold to defined contribution plans.

Principal Markets, Marketing and Distribution

Our goal in the retirement marketplace is to grow our defined contribution and defined benefit businesses. Our focus is on the large and mid-size market. Currently we meet the needs of more than 3,800-plan sponsor and 500,000 participants.

We sell our pension products through 26 pension field employees ( “representatives”) in 19 offices located in major cities in the United States. Our representatives distribute products through our agents, brokers, primarily agents of other companies, and consultants.

Competition

Our Retirement Services operations, with $20.0 billion in statutory assets at December 31, 1999, is among the top 50 pension asset managers in the United States in terms of assets under management. In recent years, we have faced increased competition in the retirement product and services market as a result of the dissolution of traditional industry boundaries and the entrance of mutual funds and other non-traditional pension management entities which have significant name recognition and retail servicing capabilities. The increased diversity in providers of retirement products and services, and the increasing number of companies entering the market are anticipated to increase price and investment performance pressures. We believe that our diverse product line, which includes mutual funds, flexibility in servicing levels, and use of technology will enhance our position as an experienced retirement services entity, and that the marketplace itself is poised for further expansion due to increased attention focused on retirement planning and savings.

Life and Health Benefits Management

On March 31, 1996, we sold MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company which is currently doing business as UniCARE Life and Health Insurance Company. This comprised our group life and health business. We cede our group life, accident and health business to UniCARE Life and Health Insurance Company, pursuant to a 1994 reinsurance agreement. Accordingly, our gain from operations does not include income generated by the GLA&H business.

As a result of reinsurance, we had no net premiums, policyholders’ benefits and payments or addition to policyholders’ reserves in this line since 1994. Direct premium, prior to reinsurance with UniCARE, was $2 million in 1999, a decrease of $22 million, or 90.9%, from $24 million in 1998, which in turn was a decrease of 85.7% from $168 million in 1997. Direct premiums are decreasing due to the fact that when our contracts come up for renewal, they are being replaced with UniCARE contracts.

MassMutual Investment Group

MassMutual Investment Group (“MMIG”) provides investment advisory services to us, our affiliates, and various unaffilliated individual and institutional investors through our investment management staff and our subsidiaries:

•	Oppenheimer Acquisition Corporation (“OAC”), with $123.3 billion of assets under management (“AUM”) at December 31, 1999, is one of the largest mutual fund companies in the United States;

•	DLB Acquisition Corporation, with $18.9 billion of AUM at December 31, 1999, manages funds for both individual clients and institutional investors;
Description of the Business

•	Charter Oak Capital Management, Inc., with $3.6 billion of AUM at December 31, 1999;

•	Cornerstone Real Estate Advisers, Inc., with $3.3 billion of AUM at December 31, 1999, is a manager of and adviser on commercial real estate; and

•	Antares Capital Corporation, a finance company which lends and syndicates loans to smaller companies.

In addition, through a private placement team, MMIG markets high-yield private investment funds to external parties.

Through MMIG ’s management of our general investment account (“GIA ”), our GIA’s AUM has grown substantially in recent years, reaching $43.3 billion at December 31, 1999. The results of operations of MMIG, excluding unconsolidated subsidiaries such as OAC, are allocated to and are reflected in the financial results of our other product lines.

Our investment management services focus on supporting the liabilities of the lines of business in light of yield, liquidity and diversification considerations. The GIA, which backs most of our participating and non-participating insurance and pension products, is divided into a number of separate portfolios, each of which is structured to meet the obligations of particular liabilities. The goal of asset/liability management for the GIA is to optimize and control, particularly in volatile financial markets, the investment return and liquidity of a portfolio given the unique set of liabilities it supports. We utilize a wide array of investment instruments to carry out our portfolio management activities. The investment strategies MMIG uses in managing our separate accounts are generally aimed at maximizing the total rate of return against an agreed upon market benchmark.

In January 2000, the many functions of the Investment Management Group and our Charter Oak Capital Management, Inc. subsidiary were consolidated into David L. Babson, creating a significantly larger entity with $66 billion in assets under management. This new organization has enhanced resources to better serve its many clients, which include public and private pension funds, endowment foundations, insurance companies, banks, personal holding companies, personal trusts, and individuals.

Reinsurance

We cede all of our group life and health business to UniCARE Life and Health insurance Company and enter into other reinsurance agreements with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. We remain liable to the insured for the payments of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements.

As a result of the merger with Connecticut Mutual, we have a modified coinsurance agreement with our subsidiary C.M. Life Insurance Company (“C.M. Life”) whereby we assume certain universal life policies sold by C.M. Life, as well as an assumption stop-loss reinsurance agreement on all of C.M. Life’s policies.

Effective January 1, 1997, we entered into an assumption stop-loss agreement with our subsidiary MML Bay State Life Insurance Company on all of its policies.

As of December 31, 1999, our maximum retention limit for an individual life was $15 million. We may issue up to an additional $5 million of coverage on the same individual in connection with survivorship whole life policies. Amounts in excess of our retention limits are ceded to reinsurers.

We also have catastrophic reinsurance arrangements that provide us reimbursement of losses in excess of specified deductibles resulting from catastrophic events.

Unconsolidated Subsidiaries

We provide other financial products and services through our subsidiaries. We have two primary insurance subsidiaries, C.M. Life, which writes variable annuities, variable life and universal life insurance, and MML Bay State, which writes variable life and annuity business. Our wholly-owned subsidiary, MassMutual Holding Company, indirectly owns numerous non-insurance subsidiaries, including:

•	Oppenheimer Acquisition Corporation and subsidiaries;

Description of the Business

•	DLB Acquisition Corporation and subsidiaries;

•	Cornerstone Real Estate Advisers, Inc; and

•	Antares Capital Corporation.

In addition, MassMutual Holding Company owns MassMutual International, with life insurance operations in Bermuda, Luxembourg, Chile and Argentina, as well as other affiliates.

We account for the value of our investments in subsidiaries at their underlying net equity. We reflect operating results, less dividends declared, for such subsidiaries as net unrealized capital gains. We record net investment income to the extent that the subsidiaries declare dividends. We hold $1,626 million of debt issued by MassMutual Holding Company and its subsidiaries as of December 31, 1999.

In 1999, we formed the the MassMutual Trust Company to further diversify our services. This new business operates as a federal savings bank. This company offers a range of fiduciary, private investment and trust custody services, enabling our representative to provide clients with an array of lifelong financial solutions to meet their changing investment needs.

Financial information for our unconsolidated subsidiaries as of December 31, and for the year then ended is summarized below:

	1999	1998	1997
	(In millions)
Domestic life insurance subsidiaries:
Revenues	$1,587	$1,152	$1,087
Net income (loss)	(26)	(3)	1
Assets	5,947	4,753	3,767

Other Subsidiaries:
Revenues	1,393	1,137	967
Net income	115	74	75
Assets	3,542	2,840	2,019

Regulation

General.    We are licensed to transact our insurance business in, and are subject to regulation and supervision by, all 50 states of the United States, the District of Columbia, Puerto Rico and six provinces of Canada. Our insurance subsidiaries are licensed, regulated and supervised in all jurisdictions where they conduct insurance business. The extent of such regulation varies. However, most jurisdictions have laws and regulations requiring the licensing of insurers and their agents and setting standards of solvency and business conduct to be maintained by licensed insurance companies, and may regulate withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations in certain states also prescribe the permitted types and concentration of investments. We, along with each of our insurance subsidiaries, are required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which we do business. Our operations and accounts are also subject to examination by such agencies. We are also subject to federal and state laws and regulations affecting the conduct of our businesses.

State insurance regulatory authorities may from time to time make inquiries regarding our compliance with regulations regarding the conduct of our insurance business. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. Based upon regulatory inquiries which have been made, it is our opinion that any regulatory proceedings which might be initiated following such inquiries are not likely to have a material adverse effect on our financial position or results of operations.

Holding Company Regulations.    We are subject to the Massachusetts Insurance Holding Company System Registration Act. Each of our United States insurance subsidiaries is subject to similar regulation in their state of domicile. The act contains certain reporting requirements as well as restrictions on transactions involving an insurer and its subsidiaries and affiliates.

The insurance holding company acts of each state also restrict the payment of dividends by United States insurance subsidiaries and require prior regulatory approval for payments of dividends beyond specified levels. Our insurance subsidiaries do not at present, and are not currently expected to, make dividend payments to us.

Guaranty Funds.    All 50 states of the United States, the District of Columbia and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business, within those jurisdictions, to participate in guaranty associations. Guaranty associations are organized to cover, subject to limits, contractual obligations under insurance policies, and certificates issued under group insurance policies, issued by impaired or insolvent life insurance companies. These associations levy assessments, up to prescribed limits, on each member insurer doing business in a particular state on the basis of their proportionate share of the premiums written by all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years. Assessments levied against us by guaranty associations during each of the past five years have not been material. While we cannot accurately predict the amount of future assessments, we believe that assessments with respect to other pending insurance company impairments and insolvencies will not be material to our financial position.

Policy and Contract Reserve Sufficiency Analysis.     Massachusetts and other states have adopted an NAIC model law and regulation with respect to policy and contract reserve sufficiency. The law and regulation expand the annual analysis of reserve sufficiency to include all life and health insurance reserves in addition to interest sensitive single premium life and annuity reserves. Each year we must submit an opinion of a qualified actuary that states that our reserves, when considered in light of the assets held with respect to the reserves, make good and sufficient provision for our associated contractual obligations and related expenses. If an opinion cannot be provided, we must set up additional reserves by moving funds from surplus. As part of our 1999 Annual Statement, we provided an actuarial opinion without qualifications regarding these reserve requirements as of December 31, 1999.

Risk-Based Capital.    The NAIC Risk-Based Capital ( “RBC”) Model Act requires life insurance companies to submit an annual RBC Report which compares a company’s total adjusted capital with its risk-based capital as calculated by an RBC formula. The RBC formula takes into account the risk characteristics of an insurance company’s investments and products. The formula is used as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. The formula is not intended as a means to rank insurers. The standards give state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards. Broad confidentiality requirements have been imposed on those engaged in the insurance business, including insurers, agents, brokers and others, as to the use and publication of RBC data. The RBC formula includes capital requirements for four categories of risk:

•	asset risk,

•	insurance risk,

•	interest rate risk, and

•	business risk.

For each category, the capital requirement is determined by applying specified factors to various asset, premium and reserve and other items, with the factor being higher for those items with greater underlying risk, and lower for items with less risk. Our RBC at December 31, 1999, was substantially in excess of all RBC minimum standards.

Policyholder Dividend Requirements.     The Massachusetts insurance law limits the amount of surplus that a domestic life insurance company may accumulate. In our case, Massachusetts insurance law generally limits the amount of our surplus attributable to participating business to 12% of our reserves for participating business, unless the Commissioner approves a greater amount. We are in compliance with that limit.

We distribute amounts of divisible surplus annually in the form of dividends on our participating policies in accordance with dividend scales approved annually by our Board of Directors.

Regulation of Investments.    We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain investment categories; such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in some instances, require divestiture. At December 31, 1999, our investments complied with all such laws and regulations.

Description of the Business

In 1996, the NAIC adopted a model law governing legal investments for life and non-life insurers in an effort to impose uniform regulatory standards for insurance company investments. This so-called “defined standards” version of the model law prescribes permitted classes of legal investments, and certain prohibited investments, and establish qualitative and quantitative limitations for each class of investment. At present, a limited number of states have approved the defined standards version of the model law. In 1998, the NAIC adopted a second, “defined limits” version of the model law which relies more on the exercise of prudence by insurers in their investment activity rather than the establishment of strict quantitative limits on investments. Each state can approve either the defined standards or defined limits version of the model law, or a hybrid of both model laws. We are unsure how regulation of investments pursuant to a model law will affect us, since no legislation has been introduced in Massachusetts to adopt any version of the NAIC model law. Our investments will not be subject to the model law, in any form, until such a law is enacted in Massachusetts.

Financial Services Legislation.    On November 4, 1999, both the House and Senate passed the conference report to “The Gramm-Leach-Bliley Act of 1999” (the “Act ”). President Clinton signed the Act into law in November, 1999. The Act repeals the depression era law (“the Glass-Steagall Act”), separating commercial and investment banking, as well as a companion law that had prevented banking organizations from underwriting insurance. In its place, the new law sets up a framework in which banks, insurance companies and securities firms can enter into each other’s business. The Act attempts both to preserve state regulation of insurance and to prevent the states from discriminating against national banks engaged in insurance. Thus, the Act preserves much of state regulation of insurance, provided that the regulation of banks is not discriminatory. Here are some of the highlights of the Act from our perspective. The Act:

•
creates a “financial services holding company” that may conduct a broad range of financial activity, including banking, insurance and securities as well as real estate development activities. The Federal Reserve Board is designated as the “umbrella regulator ” of the holding company. The Act prohibits holding companies from engaging in commercial activities.

•	permits cross industry acquisitions 120 days after enactment, or March 12, 2000.

•	provides for functional regulation of insurance activities by the states regardless of the nature of the entity that is engaging in those activities.

•	prohibits direct bank sales and underwriting of insurance by banks.

•	permits insurance sales activities in a bank, a bank affiliate, or in a bank-operating subsidiary.

•	limits insurance underwriting to bank affiliates.

•	requires financial institutions to develop and disclose privacy policies to customers at the beginning of a customer relationship and annually thereafter.

•
requires financial institutions to give their customers the right to object to sharing personal information with unaffiliated third parties (to “opt out”). However, consumers are not required to consent to information sharing with affiliates or pursuant to joint marketing arrangements or to facilitate a third party servicing of customer accounts.

•
prevents states from enacting laws that “prevent or significantly interfere” with national banks sales. However, the Act establishes 13 separate “safe harbor” provisions. These “safe harbors” set forth-specified types of state law that cannot be preempted.

•	creates a federal definition of insurance for underwriting purposes.

•
establishes a dispute resolution process by which preemption challenges to insurance regulation enacted in the future will be decided on the merits, without giving unequal deference to the views of either the Comptroller of the Currency (OCC) or state insurance regulators.

•
provides for the creation of the National Association of Registered Agents and Brokers (NARAB), a clearinghouse for insurance agents who are licensed in more than one state. NARAB will not come into existence if a majority of states enact uniform licensing or reciprocity laws within three years of the enactment of the legislation.

Description of the Business

Many of these provisions will be implemented by regulations to be issued by the Federal Reserve Board, the Office of Comptroller of Currency, the Federal Trade Commission, the Securities and Exchange Commission, and other federal regulatory agencies. MassMutual is subject to many, but not all of the provisions of the Act.

Federal Income Taxation.    Under the Internal Revenue Code of 1986 as amended (“The Code”), we are taxed on our life insurance company taxable income. In 1990, the Code was amended to require the capitalization and amortization of certain policy acquisition expenses. Previously, we deducted these expenses as incurred. In addition, as a mutual life insurance company, we are subject to a tax on our surplus, commonly known as mutual company equity tax.

In addition, existing federal laws and regulations affect the taxation of life insurance, annuity, retirement, and investment products, and the holders of those products, and the relative desirability of various personal investment vehicles.

Congress has from time to time considered proposals that, if enacted, would have had an adverse impact on the federal income tax treatment of certain annuity and life insurance policies we offer. If these proposals were adopted, they would adversely affect our ability to sell such products and could result in the surrender of existing contracts and policies. We cannot predict whether future legislation will contain provisions that will alter the tax treatment of these products.

Securities Laws.    We, along with certain of our subsidiaries and certain policies and contracts offered by them, are subject to various levels of regulation under the federal securities laws. We and several of our direct and indirect subsidiaries, are investment advisors registered under the Investment Advisers Act of 1940. Our investment advisor subsidiaries include:

•	Cornerstone Real Estate Advisers, Inc.,

•	David L. Babson and Company, Inc.,

•	Charter Oak Capital Management, Inc., and

•	OppenheimerFunds, Inc.

In addition, certain of our separate accounts and a variety of our mutual funds and other pooled investment vehicles are registered under the Investment Company Act of 1940. These include:

•	MML Series Investment Fund,

•	Oppenheimer Variable Account Funds,

•	Panorama Series Fund, Inc.,

•	Oppenheimer Series Fund, Inc.,

•	six mutual funds advised by David L. Babson and Company, Inc.,

•	MassMutual Corporate Investors, and

•	MassMutual Participation Investors.

Certain insurance and annuity contracts issued by us, MML Bay State Life Insurance Company, and C.M. Life Insurance Company are registered under the Securities Act of 1933.

MML Investors Services Inc., MML Distributors, LLC, OppenheimerFunds Distributors, Inc., Babson Securities Corporation, and other direct and indirect subsidiaries, are registered as broker-dealers under the Securities Exchange Act of 1934.

These laws and regulations are primarily intended to benefit investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. We, and our subsidiaries, may also be subject to similar laws and regulations in the states and foreign countries in which we provide investment advisory services, offer the products described above, or conduct other securities-related activities.

Environmental Considerations.     As owners and operators of real property, we are subject to extensive federal, state and local environmental laws and regulations. Inherent in such ownership and operation, is the risk that there may be potential environmental liabilities and costs in connection with any required remediation of such properties. We routinely conduct environmental assessments for real estate we are acquiring for investment and before taking title to real property through collateralizing mortgages we hold. Based on these environmental assessments, and compliance with our internal environmental procedures, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties would not be material to our financial position.

Description of the Business

We, and certain of our subsidiaries, hold equity stakes in entities that could potentially be subject to environmental liabilities. We believe, based on our assessment of the businesses and properties of these entities and our level of involvement in the operation and management of such entities, we would not be subject to any material environmental liabilities with respect to these investments. However, unexpected environmental liabilities can arise.

ERISA Considerations.    When we and our insurance subsidiaries act as fiduciaries for employee benefit plans governed by the Employee Retirement Income Security Act of 1974, as amended ( “ERISA”), we are subject to regulation by the United States Department of Labor (the “DOL”). ERISA restricts the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets.

In 1993, the United States Supreme Court issued an opinion in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank ( “Harris Trust”), holding that certain contract holder funds held by John Hancock Mutual Life Insurance Company in its general investment account under a participating group annuity contract were “plan assets”, and therefore, subject to ERISA’s fiduciary provisions. At this time we cannot determine with complete certainty the overall effect of that opinion on our general account contracts and operations. However, even if the Supreme Court’s decision in Harris Trust were otherwise deemed applicable to us, the Department of Labor has granted Prohibited Transaction Class Exemption 95-60, a class exemption from ERISA’s prohibited transaction provisions which applies to external investments made with general account assets.

Furthermore, The Small Business Job Protection Act of 1996 provided insurance companies some relief from the effects of the Harris Trust decision. That law requires the DOL to issue regulations establishing guidelines and procedures under which insurance company general account assets will not be considered plan assets on account of contracts issued on or prior to December 31, 1998. The DOL issued final regulations on January 5, 2000 (“Transition Policy Regulation”). Under the law, if an insurance company complies with those regulations, no claim may be maintained that the insurance company’s general account contained plan assets subject to fiduciary requirements of ERISA on the basis of contracts issued on or prior to December 31, 1998. This provision, however, is not applicable to cases filed before November 7, 1995. We intend to comply with the Transition Policy Regulation. We have also taken action to assure that our contracts issued on or after January 1, 1999, comply with any applicable ERISA requirements.

Properties

We own seven buildings located in Springfield, Massachusetts on approximately 88.64 acres, comprising our North Campus office complex. We occupy all of the approximately 1.199 million square feet of gross building area in such buildings. We also own or lease three buildings in Hartford, Connecticut, comprising our South Campus office complex.

We have approximately 116 leases for our home office and field office operations. Such leases typically have terms of three to ten years with renewal options. Our annual rental obligations under these leases aggregated approximately $30 million at December 31, 1999.

We believe that such owned and leased properties are suitable and adequate for our current business operations.

Employees and Agents

As of December 31, 1999, we, and our subsidiaries, employed approximately 8,045 people.

Our general agents employ approximately 4,163 full-time agents and 120 retired agents who continue to be licensed to sell our products. In addition, approximately 11,257 independent brokers are licensed to sell certain of our insurance products. Approximately, 3,295 of the full-time agents and 1,541 of the independent brokers are licensed to sell registered investment products. None of our employees are represented by a labor union. We believe that our employee relations are generally good.

Description of the Business

Experts and Additional Available Information

Experts

We included our 1999 audited statutory financial statements in this prospectus in reliance on the report of Deloitte & Touche LLP, independent auditors’, given on the authority of that firm as experts in accounting and auditing. These statements include the statutory statement of financial position as of December 31, 1999, and the related statutory statements of income, changes in policyholders ’ contingency reserves, and cash flows for the year ended December 31, 1999.

We included our 1998 and 1997 audited statutory financial statements in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. These statements include the statutory statement of financial position as of December 31, 1998, and related statutory statements of income, changes in policyholders ’ contingency reserves, and cash flows for each of the years in the two year period ended December 31, 1998.

Additional Available Information

We file registration statements, reports and informational statements with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933. These filings contain information not contained in this Prospectus. You can review and copy such registration statements, reports, information statements and other information at the public reference facilities maintained by the SEC. The SEC is located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC’s New York and Chicago regional offices are located at the following addresses:

•	Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York, 10046; and

•	Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

The SEC also maintains a Web site that contains these filings. The SEC’s internet address is http://www.sec.gov.
Selected Historical Financial Data

We have prepared our financial information on the basis of statutory accounting practices. For a description of the accounting principles applicable to this financial information and certain differences between statutory accounting practices and generally accepted accounting principles, see “Accounting Practices ”.

The following statutory information as of and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 has been derived from our audited statutory financial statements. The 1999 statutory financial statements have been audited by Deloitte & Touche LLP, independent auditors’. The statutory financial statements for the years 1995 through 1998 were audited by other auditors.

This information should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and other information included elsewhere in this prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

Experts and Additional Available Information

Massachusetts Mutual Life Insurance Company
Selected Historical Financial Data

	Years Ended December 31,
	1999	1998	1997	1996	1995
	(In Millions)
Statement of Operations Data:
Revenue:
Premium income	$ 7,630	$ 7,482	$ 6,765	$ 6,329	$ 5,728
Net investment income	3,076	2,957	2,870	2,834	2,842
Fees and other income	184	154	127	117	130

Total revenue	10,890	10,593	9,762	9,280	8,700

Benefits and expenses:
Policyholders’ benefits and payments	7,294	5,874	6,584	6,048	5,152
Addition to policyholders’ reserves and funds	1,127	2,300	827	945	1,279
Commissions	282	299	315	336	302
Operating expenses, state taxes, licenses and fees	533	598	533	523	622
Merger restructuring costs [1]	-	-	-	66	44

Total benefits and expenses	9,236	9,071	8,259	7,918	7,399

Net gain before federal income taxes and dividends	1,654	1,522	1,503	1,362	1,301
Federal income taxes	161	199	284	277	206

Net gain from operations before dividends	1,493	1,323	1,219	1,085	1,095
Dividends to policyholders [2]	1,031	983	919	860	819

Net gain from operations	462	340	300	225	276
Net realized capital gain (loss)	5	26	(43)	40	(86)

Net income	$ 467	$ 366	$ 257	$ 265	$ 190

Balance Sheet Data: (at period end)
Assets:
General account assets	$44,673	$43,086	$40,832	$39,783	$39,187
Separate account assets	20,453	19,590	16,803	13,564	11,310

Total assets	$65,126	$62,676	$57,635	$53,347	$50,497

Liabilities:
Policyholders’ reserves and funds [3]	$37,192	$35,277	$33,783	$33,342	$32,893
Policyholders’ dividends	1,071	1,022	954	885	833
Long-term debt	22	11	3	-	107
AVR and other investment reserves	994	1,053	972	897	755
Separate account liabilities	20,452	19,589	16,803	13,563	11,310
Other liabilities	1,984	2,535	2,247	2,021	1,998

Total liabilities	61,715	59,487	54,762	50,708	47,896

Policyholders’ contingency reserves: [1,3,8]
Outstanding surplus notes [5]	343	326	322	318	315
Designated surplus	3	3	3	3	38
Unassigned funds [6]	3,065	2,860	2,548	2,318	2,248

Total policyholders’ contingency reserves	3,411	3,189	2,873	2,639	2,601

Total liabilities and policyholders’ contingency reserves	$65,126	$62,676	$57,635	$53,347	$50,497

Total Adjusted Capital Data: [7]
Total policyholders’ contingency reserves	$ 3,411	$ 3,189	$ 2,873	$ 2,639	$ 2,601
Asset valuation reserve	959	975	864	707	585
One-half the apportioned dividend liability [4]	530	505	472	438	411

Total adjusted capital	$ 4,900	$ 4,669	$ 4,209	$ 3,784	$ 3,597

Selected Historical Financial Data

1 In 1995, charges for employee separation and transition expenses directly attributable to our merger with Connecticut Mutual Insurance Company were $44 million before-tax for us and $45 million after-tax for Connecticut Mutual. The expenses we incurred were recorded in the statement of operations and the expenses incurred by Connecticut Mutual were recorded as a component of changes in policyholders’ contingency reserves, as permitted by each company’s regulatory authority. During 1996, we incurred and recorded an additional $66 million of merger-related expenses in the statement of operations.

2 Dividends to policyholders are discretionary and subject to the approval of our Board of Directors.

3 During 1995, we supplemented reserves for certain disability income contracts. We recorded the effects of these changes, $108 million in 1995, as decreases to policyholders’ contingency reserves. As a result of the merger, during 1996, we strengthened policyholder reserves attributable to the disability income line of business by $75 million, increased the real estate valuation reserves by $50 million, and the prepaid pension asset by $10 million, with the related charges being reflected in policyholders’ contingency reserves.

4 Statutory accounting practices require that the liability for policyholders’ dividends include dividends currently payable and the full amount of dividends apportioned for payment over the 12 months following the date of the applicable financial statement. One-half of such apportioned dividends is unearned at any point in time and we include this in the calculation of total adjusted capital.

5 We issued surplus notes of $100 million at 7.5 percent during 1994, and $250 million at 7.625 percent during 1993. We recorded the proceeds of the notes, less a special reserve for contingencies of $7 million for 1999, $24 million for 1998, $28 million for 1997, and $32 million for 1996 and 1995, as a component of our policyholders’ contingency reserves.

6 Pursuant to approval by the Commissioner, any payment of interest or principal of the Notes, and any redemption payment, may be made only to the extent that our unassigned funds contain sufficient funds to cover the amount of such payment.

7 Defined by the NAIC as surplus plus consolidated AVR and one-half the consolidated apportioned dividend liability.

8 In 1999, we recorded a $78.9 million reduction in policyholders’ contingency reserves as a result of benefit plan enhancements associated with an early retirement program.

We have reclassified certain prior year amounts to conform with current year presentation.

Selected Historical Financial Data
Report of Independent Auditors’

To the Board of Directors and Policyholders of
Massachusetts Mutual Life Insurance Company

We have audited the accompanying statutory statement of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1999, and the related statutory statements of income, changes in policyholders’ contingency reserves, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory financial statements of the Company for the years ended December 31, 1998 and 1997, were audited by other auditors. Their report, dated February 25, 1999, expressed an opinion that these statements were not fairly presented in conformity with generally accepted accounting principles; however, such report also expressed an unqualified opinion on those financial statements’ conformity with the statutory basis of accounting described in Note 1 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company has prepared these financial statements using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraph, the 1999 financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1999, or the results of its operations or its cash flows for the year then ended.

In our opinion, the 1999 statutory financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1999, and the results of its operations and its cash flows for the year then ended on the statutory basis of accounting described in Note 1.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 1, 2000
Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	1999	1998
	(In Millions)
Assets:

Bonds	$24,598.4	$25,215.8
Common stocks	294.4	296.3
Mortgage loans	6,540.8	5,916.5
Real estate	2,138.8	1,739.8
Other investments	2,516.9	2,263.7
Policy loans	5,466.9	5,224.2
Cash and short-term investments	1,785.8	1,123.3

Total invested assets	43,342.0	41,779.6
Other assets	1,330.7	1,306.2

	44,672.7	43,085.8
Separate account assets	20,453.0	19,589.7

Total assets	$65,125.7	$62,675.5

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION, Continued

	December 31,
	1999	1998
	(In Millions)
Liabilities:

Policyholders’ reserves and funds	$37,191.6	$35,277.0
Policyholders’ dividends	1,070.8	1,021.6
Policyholders’ claims and other benefits	328.8	332.4
Federal income taxes	734.3	634.9
Asset valuation and other investment reserves	993.9	1,053.4
Other liabilities	943.0	1,578.9

	41,262.4	39,898.2

Separate account liabilities	20,452.0	19,588.5

Total liabilities	61,714.4	59,486.7

Policyholders’ contingency reserves	3,411.3	3,188.8

Total liabilities and policyholders’ contingency reserves	$65,125.7	$62,675.5

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	1999	1998	1997
	(In Millions)
Revenue:

Premium income	$7,630.3	$7,482.2	$6,764.8
Net investment income	3,075.8	2,956.8	2,870.2
Fees and other income	184.3	154.0	126.7

Total revenue	10,890.4	10,593.0	9,761.7

Benefits and expenses:

Policyholders’ benefits and payments	7,294.0	5,873.9	6,583.8
Addition to policyholders’ reserves and funds	1,127.6	2,299.6	826.8
Operating expenses	450.7	509.5	450.8
Commissions	281.8	299.3	315.3
State taxes, licenses and fees	82.4	88.1	81.5

Total benefits and expenses	9,236.5	9,070.4	8,258.2

Net gain before federal income taxes and dividends	1,653.9	1,522.6	1,503.5

Federal income taxes	160.9	199.3	284.4

Net gain from operations before dividends	1,493.0	1,323.3	1,219.1

Dividends to policyholders	1,031.0	982.9	919.5

Net gain from operations	462.0	340.4	299.6

Net realized capital gain (loss)	5.4	25.4	(42.5)

Net income	$ 467.4	$ 365.8	$ 257.1

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN POLICYHOLDERS’ CONTINGENCY RESERVES

	Years Ended December 31,
	1999	1998	1997
	(In Millions)

Policyholders’ contingency reserves, beginning of year	$3,188.8	$2,873.3	$2,638.6

Increases (decreases) due to:
Net income	467.4	365.8	257.1
Net unrealized capital gains (losses)	(201.7)	17.4	119.1
Change in asset valuation and other investment reserves	59.5	(81.0)	(76.0)
Change in prior year policyholders’ reserves	(13.0)	8.6	(55.4)
Benefit plan enhancements	(78.9)	–	–
Other	(10.8)	4.7	(10.1)

	222.5	315.5	234.7

Policyholders’ contingency reserves, end of year	$3,411.3	$3,188.8	$2,873.3

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	1999	1998	1997
	(In Millions)
Operating activities:
Net income	$ 467.4	$ 365.8	$ 257.1
Addition to policyholders’ reserves, funds and policy benefits, net of transfers to separate accounts	1,911.0	1,472.8	421.3
Net realized capital (gain) loss	(5.4)	(25.4)	42.5
Other changes	(220.2)	15.4	(108.1)

Net cash provided by operating activities	2,152.8	1,828.6	612.8

Investing activities:
Loans and purchases of investments	(14,180.3)	(15,981.2)	(12,292.7)
Sales and maturities of investments and receipts from repayment of loans	12,690.0	13,334.7	12,545.7

Net cash provided by (used in) investing activities	(1,490.3)	(2,646.5)	253.0

Increase (decrease) in cash and short-term investments	662.5	(817.9)	865.8

Cash and short-term investments, beginning of year	1,123.3	1,941.2	1,075.4

Cash and short-term investments, end of year	$ 1,785.8	$ 1,123.3	$ 1,941.2

See Notes to Statutory Financial Statements.

Notes to Statutory Financial Statements

Massachusetts Mutual Life Insurance Company (“the Company” or “MassMutual”) is a mutual life insurance company and as such has no shareholders. The Company’s primary business is individual life insurance, annuity and disability income products distributed primarily through career agents. The Company also provides either directly or through its subsidiaries a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners ( “NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and are different in some respects from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) statutory policy reserves are based upon the commissioners reserve valuation methods and statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon net level premium and estimated gross margin methods and appropriately conservative estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; (e) payments received for universal and variable life products, variable annuities and investment related products are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders’ account balances; and (f) majority owned subsidiaries are accounted for using the equity method, whereas GAAP would require these entities to be consolidated.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to policyholders’ contingency reserves on the effective date. The Company is currently reviewing the impact of Codification; however, due to the nature of certain required accounting changes and their sensitivity to factors such as interest rates, the actual impact upon adoption cannot be determined at this time.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

The following is a description of the Company’s principal accounting policies and practices.

a.	Investments

Bonds and stocks are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost, using the interest method, preferred stocks in good standing at cost, and common stocks at fair value.

Mortgage loans are valued at unpaid principal net of unamortized premium or discount. The Company discontinues the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain. Real estate is valued at cost less accumulated depreciation, impairment allowances and mortgage encumbrances. Encumbrances totaled $50.8 million in 1999 and $63.5 million in 1998. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost.
Notes to Statutory Financial Statements, Continued

Investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments on the Statutory Statements of Financial Position and are accounted for using the equity method. During 1999, MassMutual contributed additional paid-in capital of $125.0 million to certain unconsolidated subsidiaries.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”). The AVR and other investment reserves stabilize the policyholders’ contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. The IMR defers after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and interest related hedging activities. These interest rate related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital losses of $29.2 million in 1999 and net realized after tax capital gains of $189.1 million in 1998, and $95.4 million in 1997 were deferred into to the IMR. Amortization of the IMR into net investment income amounted to $52.0 million in 1999, $40.3 million in 1998, and $31.0 million in 1997.

Realized capital gains and losses, less taxes, not includable in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders ’ contingency reserves.

b.	Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contractholders. Assets consist principally of marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statements of Income. The Company receives administrative and investment advisory fees from these accounts.

c.	Non-admitted Assets

Assets designated as “non-admitted” include furniture, certain equipment and other receivables and are excluded from the Statutory Statements of Financial Position by an adjustment to policyholders’ contingency reserves.

d.	Policyholders’ Reserves and Funds

Policyholders’ reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 2.50 to 6.75 percent.

Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee contracts are based on accepted actuarial methods principally at interest rates ranging from 2.25 to 11.25 percent.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods, and various morbidity tables with assumed interest rates ranging from 2.50 to 5.50 percent.

e.	Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Disability income premiums are recognized as revenue when due. Commissions and other costs related to issuance of new policies, and policy maintenance and settlement costs are charged to current operations when incurred.

f.	Policyholders’ Dividends

The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders ’ contingency reserves and consider investment and mortality experience, expenses and federal income tax charges. The liability for policyholders’ dividends is the estimated amount of dividends to be paid during the following calendar year.

Notes to Statutory Financial Statements, Continued

g.	Cash and Short-term Investments

The Company considers all highly liquid investments purchased with a maturity of twelve months or less to be short-term investments.

h.	Policyholders’ Contingency Reserves

Policyholders’ contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

2. SURPLUS NOTES

The Company issued surplus notes of $100.0 million at 7.5 percent and $250.0 million at 7.625 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts (“the Commissioner ”).

All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million was approved and paid in 1999, 1998 and 1997.

The proceeds of the notes, less a $6.7 million reserve in 1999 and a $24.4 million reserve in 1998 for contingencies associated with the issuance of the notes, are recorded as a component of the Company’s policyholders’ contingency reserves as permitted by the Commonwealth of Massachusetts Division of Insurance. These surplus note contingency reserves are included in asset valuation and other investment reserves on the Statutory Statements of Financial Position.

3. BENEFIT PLANS

The Company provides multiple benefit plans to employees, agents and retirees, including retirement plans and life and health benefits.

a.	Retirement Plans

On June 1, 1999, the Company converted its two non-contributory defined benefit plans into a cash balance pension plan. The cash balance pension plan covers substantially all of its employees. Benefits are expressed as an account balance which is increased with pay credits and interest credits. Prior to June 1, 1999, the Company offered two non-contributory defined benefit plans covering substantially all of its employees. One plan included active employees and retirees previously employed by Connecticut Mutual Life Insurance Company (“Connecticut Mutual”) which merged with MassMutual in 1996; the other plan included all other eligible employees and retirees. Benefits were based on the employees’ years of service, compensation during the last five years of employment and estimated social security retirement benefits.

The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87, “Employers’ Accounting for Pensions.” Accordingly, as permitted by the Commonwealth of Massachusetts Division of Insurance, the Company has recognized a pension asset of $214.4 million and $216.0 million at December 31, 1999 and 1998, respectively. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1999 and 1998. The assets of the plans are invested in the Company’s general account and separate accounts.

Notes to Statutory Financial Statements, Continued

The Company also has defined contribution plans for employees and agents. The Company funds the plans by matching employee contributions, subject to statutory limits. Company contributions and any earnings on them are vested based on years of service using a graduated vesting schedule. In 1999, the Company changed its vesting schedule to 40 percent after one year of service, 80 percent after two years of service and 100 percent after three years of service.

During 1999, the Company offered an early retirement program to employees over the age of 50 with more than 10 years of service. Employees that elected this program received enhanced benefits that included an additional five years of credited service and an additional five years of attained age. Additionally, a 25% cash bonus was offered for those electing a lump sum settlement of their benefit. Employee pension benefits, including the early retirement program enhancements, are paid directly from plan assets. The Company recorded a $78.9 million reduction to Policyholders’ Contingency Reserves in 1999, as a result of these benefit plan enhancements.

b.	Life and Health

Life and health insurance benefits are provided to employees and agents through group insurance contracts. Substantially all of the Company ’s employees and agents may become eligible for continuation of certain of these benefits if they retire as active employees or agents of the Company. The Company adopted the NAIC accounting standard for post retirement life and health benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees. The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1999 and 1998, the net unfunded accumulated benefit obligation was $168.7 million and $164.6 million, respectively, for employees and agents eligible to retire or currently retired and $31.0 million and $41.6 million, respectively, for participants not eligible to retire. During 1998, the Company transferred the administration of the retiree life and health plan benefit obligations and supporting assets to an unconsolidated subsidiary.

The status of the defined benefit plans as of December 31 is as follows:

	Retirement		Life and Health
	1999	1998	1999	1998
	(In Millions)
Accumulated benefit obligation at December 31	$ 777.8	$ 822.8	$ 189.1	$ 185.6
Fair value of plan assets at December 31	1,120.9	1,160.2	20.4	21.0

Funded status	$ 343.1	$ 337.4	$(168.7)	$(164.6)

The following rates were used in determining the actuarial present value of the accumulated benefit obligations.

	Retirement		Life and Health
	1999	1998	1999	1998
Discount rate	7.50%	6.75%	7.50%	6.75%
Increase in future compensation levels	4.00%	4.00-5.00%	5.00%	5.00%
Long-term rate of return on assets	9.00-10.00%	9.00-10.00%	6.75%	6.75%
Assumed increases in medical cost rates in the first year	–	–	9.00%	7.00%
declining to	–	–	5.00%	4.25%
within	–	–	5 years	5 years

A one percent increase in the annual assumed inflation rate of medical costs would increase the 1999 accumulated post retirement benefit liability and benefit expense by $10.2 million and $1.3 million, respectively. A one percent decrease in the annual assumed inflation rate of medical costs would decrease the 1999 accumulated post retirement benefit liability and benefit expense by $9.4 million and $1.1 million, respectively.

The expense charged to operations for all employee benefit plans was $28.9 million in 1999, $32.1 million in 1998 and $23.9 million in 1997. In 1997, there was a significant reduction in plan participants in the Connecticut Mutual plan, which resulted in recognition of a pension plan curtailment gain of $10.7 million.

Notes to Statutory Financial Statements, Continued

4. FEDERAL INCOME TAXES

Provision for federal income taxes is based upon the Company’s estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, and of permanent differences such as equity tax, resulted in effective tax rates which differ from the statutory tax rate.

The Company plans to file its 1999 federal income tax return on a consolidated basis with its eligible life insurance affiliates and its non-life affiliates. The Company and its eligible life affiliates and non-life affiliates are subject to a written tax allocation agreement, which allocates the group’s consolidated tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses and credits by other group members.

The Internal Revenue Service has completed examining the Company ’s income tax returns through the year 1994 for Massachusetts Mutual and 1995 for Connecticut Mutual. The Internal Revenue Service is currently examining Massachusetts Mutual for the years 1995 through 1997 and Connecticut Mutual for its pre-merger 1996 tax year. The Company believes adjustments which may result from such examinations will not materially affect its financial position.

Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1999 or 1998. The Company records the estimated effects of anticipated revisions in the Statutory Statements of Income.

Federal tax payments were $82.5 million in 1999, $152.4 million in 1998 and $353.4 million in 1997.

5. INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase privately placed bonds, mortgage loans and real estate, which at December 31, 1999, totaled $773.9 million.

a.	Bonds

The carrying value and estimated fair value of bonds are as follows:

	December 31, 1999
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U. S. Treasury securities and obligations of U. S. government corporations and agencies	$ 3,870.8	$ 105.8	$ 99.9	$ 3,876.7
Debt securities issued by foreign governments	24.2	1.6	0.1	25.7
Mortgage-backed securities	3,468.5	64.8	93.5	3,439.8
State and local governments	295.7	12.9	11.1	297.5
Corporate debt securities	14,393.3	277.2	507.0	14,163.5
Utilities	801.6	36.7	18.5	819.8
Affiliates	1,744.3	3.9	2.9	1,745.3

TOTAL	$24,598.4	$ 502.9	$733.0	$24,368.3

Notes to Statutory Financial Statements, Continued

	December 31, 1998
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U. S. Treasury securities and obligations of U. S. government corporations and agencies	$ 4,945.3	$ 473.0	$ 20.4	$ 5,397.9
Debt securities issued by foreign governments	41.2	1.5	1.3	41.4
Mortgage-backed securities	3,734.4	188.0	13.9	3,908.5
State and local governments	360.5	33.2	7.9	385.8
Corporate debt securities	14,133.3	845.3	118.4	14,860.2
Utilities	885.8	102.6	0.3	988.1
Affiliates	1,115.3	0.6	0.9	1,115.0

TOTAL	$25,215.8	$1,644.2	$163.1	$26,696.9

The carrying value and estimated fair value of bonds at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Estimated Fair Value
	(In Millions)
Due in one year or less	$ 425.6	$ 480.1

Due after one year through five years	4,289.5	4,286.7

Due after five years through ten years	9,919.5	9,725.8

Due after ten years	4,166.9	4,135.0

	18,801.5	18,627.6

Mortgage-backed securities, including securities guaranteed by the U.S. government	5,796.9	5,740.7

TOTAL	$24,598.4	$24,368.3

Proceeds from sales of investments in bonds were $10,621.2 million during 1999, $11,663.4 million during 1998 and $11,427.8 million during 1997. Gross capital gains of $103.3 million in 1999, $331.8 million in 1998 and $200.7 million in 1997 and gross capital losses of $132.0 million in 1999, $47.3 million in 1998 and $68.8 million in 1997 were realized on those sales, portions of which were deferred into the IMR.

b. Common Stocks

Common stocks had a cost of $255.3 million in 1999 and $238.4 million in 1998.

c. Mortgages

The Company had restructured loans with book values of $81.1 million and $126.6 million at December 31, 1999 and 1998, respectively. These loans typically have been modified to defer a portion of the contractual interest payments to future periods. Interest deferred to future periods was immaterial in 1999, 1998 and 1997.

At December 31, 1999, scheduled commercial mortgage loan maturities were as follows: 2000 – $249.6 million; 2001 –  $250.0 million; 2002 – $327.5 million; 2003  – $359.4 million; 2004 – $363.7 million and $3,607.5 million thereafter.

Notes to Statutory Financial Statements, Continued

d.	Other

The carrying value of investments which were non-income producing for the preceding twelve months was $18.8 million and $13.2 million at December 31, 1999 and 1998, respectively.

6. PORTFOLIO RISK MANAGEMENT

The Company uses common derivative financial instruments to manage its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. These financial instruments described below are not recorded in the financial statements, unless otherwise noted. The Company does not hold or issue these financial instruments for trading purposes.

The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed upon notional principal amount. Gains and losses realized on the termination of contracts are deferred and amortized through the IMR over the remaining life of the associated contract. IMR amortization is included in net investment income on the Statutory Statements of Income. Net amounts receivable and payable are accrued as adjustments to net investment income and included in other assets on the Statutory Statements of Financial Position. At December 31, 1999 and 1998, the Company had swaps with notional amounts of $9,403.5 million and $4,382.0 million, respectively.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to fifteen years. The amounts paid for options purchased are amortized into net investment income over the life of the contract on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statements of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are deferred and amortized through the IMR over the remaining life of the option contract. At December 31, 1999 and 1998, the Company had option contracts with notional amounts of $11,825.5 million and $12,704.4 million, respectively. The Company’s credit risk exposure was limited to the unamortized costs of $76.9 million and $92.5 million at December 31, 1999 and 1998, respectively.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into net investment income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statements of Financial Position. Amounts receivable and payable are accrued as adjustments to net investment income and included in the Statutory Statements of Financial Position as other assets. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are deferred and amortized through the IMR over the remaining life of the associated cap or floor agreement. At December 31, 1999 and 1998, the Company had agreements with notional amounts of $3,264.2 million and $4,337.9 million, respectively. The Company’s credit risk exposure on these agreements is limited to the unamortized costs of $11.1 million and $22.7 million at December 31, 1999 and 1998, respectively.

The Company enters into forward U.S. Treasury, Government National Mortgage Association (“GNMA”) and Federal National Mortgage Association (“FNMA”) commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and deferred and amortized through the IMR over the remaining life of the asset. At December 31, 1999 and 1998, the Company had U. S. Treasury, GNMA and FNMA purchase commitments which will settle during the following year with contractual amounts of $175.1 million and $603.4 million, respectively.

Notes to Statutory Financial Statements, Continued

The Company utilizes certain other agreements to reduce exposures to various risks. Notional amounts relating to these agreements totaled $582.6 million and $384.2 million at December 31, 1999 and 1998, respectively.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $59.9 million and $272.5 million at December 31, 1999 and 1998, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, collateral positions are obtained with counterparties when considered prudent.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values are based on quoted market prices, when available. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These valuation techniques require management to develop a significant number of assumptions, including discount rates and estimates of future cash flow. Derived fair value estimates cannot be substantiated by comparison to independent markets or to disclosures by other companies with similar financial instruments. These fair value disclosures do not purport to be the amount that could be realized in immediate settlement of the financial instrument. The following table summarizes the carrying value and fair values of the Company’s financial instruments at December 31, 1999 and 1998.

	1999		1998
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)
Financial assets:
Bonds	$24,598.4	$24,368.3	$25,215.8	$26,696.9
Common stocks	294.4	294.4	296.3	296.3
Preferred stocks	117.9	115.6	123.2	116.0
Mortgage loans	6,540.8	6,410.6	5,916.5	6,178.8
Policy loans	5,466.9	5,466.9	5,224.2	5,224.2
Cash & short-term investments	1,785.8	1,785.8	1,123.3	1,123.3

Financial liabilities:
Investment type insurance contracts	8,016.4	7,621.9	7,734.6	7,940.6
Off-balance sheet financial instruments:
Interest rate swap agreements	–	(137.3)	–	84.1
Financial options	76.9	73.8	92.5	161.9
Interest rate caps & floors	11.1	4.8	22.7	43.9
Forward commitments	–	174.1	–	604.1
Other	–	(20.3)	–	7.2

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Bonds, common and preferred stocks: The estimated fair value of bonds and stocks is based on quoted market prices when available. If quoted market prices are not available, fair values are determined by the Company using a pricing matrix.

Mortgage loans: The estimated fair value of mortgage loans is determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans.

Policy loans, cash and short-term investments: Fair values for these instruments approximate the carrying amounts reported in the Statutory Statements of Financial Position.

Investment-type insurance contracts: The estimated fair value for liabilities under investment-type insurance contracts are determined by discounted cash flow projections.
Notes to Statutory Financial Statements, Continued

Off-balance sheet financial instruments: The fair values for off-balance sheet financial instruments are based upon market prices or prices obtained from brokers.

8. RELATED PARTY TRANSACTIONS

The Company has management and service contracts or cost sharing arrangements with various subsidiaries and affiliates whereby the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees earned under the terms of the contracts or arrangements were $241.9 million, $205.0 million, and $137.3 million for 1999, 1998 and 1997, respectively.

The Company has reinsurance agreements with its subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, including stop-loss and modified coinsurance agreements on life insurance products. Total premiums assumed on these agreements were $39.2 million in 1999, $41.3 million in 1998 and $41.9 million in 1997. Total policyholder benefits assumed on these agreements were $43.8 million in 1999, $40.6 million in 1998 and $42.4 million in 1997.

9. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

MassMutual has two primary insurance subsidiaries, C.M. Life Insurance Company (“C.M. Life”), which primarily writes variable annuities and universal and variable life insurance, and MML Bay State Life Insurance Company (“MML Bay State”), which primarily writes variable life and annuity business. MassMutual ’s wholly-owned non-insurance subsidiary MassMutual Holding Company, Inc. (“MMHC”) owns subsidiaries which include retail and institutional asset management, registered broker dealer and international life and annuity operations.

MassMutual accounts for the value of its investments in subsidiaries at their underlying net equity. Operating results, less dividends declared, for such subsidiaries are reflected as net unrealized capital gains in the Statements of Changes in Policyholders’ Contingency Reserves. Net investment income is recorded by MassMutual to the extent that dividends are declared by the subsidiaries. During 1999, MassMutual received $100.0 million in dividends from MMHC. In the normal course of business, MassMutual provides specified guarantees and funding to its subsidiaries, including contributions, if needed, to C.M. Life and MML Bay State to meet regulatory capital requirements. The Company holds debt issued by MMHC and its subsidiaries of $1,625.6 million and $1,080.1 million at December 31, 1999 and 1998, respectively.

Below is summarized financial information for the unconsolidated subsidiaries as of December 31 and for the year then ended:

	1999	1998
	(In Millions)
Domestic life insurance subsidiaries:
Total revenue	$1,587.3	$1,151.8
Net loss	$ (26.1)	$ (2.9)
Assets	$5,947.3	$4,752.9

Other subsidiaries:
Total revenue	$1,393.4	$1,137.4
Net income	$ 115.1	$ 73.6
Assets	$3,541.8	$2,839.5

10. REINSURANCE

The Company enters into reinsurance agreements with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements. Total premiums ceded were $141.7 million in 1999, $183.9 million in 1998 and $294.6 million in 1997.

Notes to Statutory Financial Statements, Continued

11. BUSINESS RISKS AND CONTINGENCIES

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

The Company is involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

12. SUBSIDIARIES AND AFFILIATED COMPANIES

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1999, is illustrated below. The Company provides management or advisory services to these companies. Subsidiaries are wholly-owned, except as noted.

Parent
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
CM Assurance Company
CM Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MML Bay State Life Insurance Company
MML Distributors, LLC
MassMutual Mortgage Finance, LLC

Subsidiaries of MassMutual Holding Company
GR Phelps & Co., Inc.
MassMutual Holding Trust I
MassMutual Holding Trust II
MassMutual Holding MSC, Inc.
MassMutual International, Inc.
MML Investor Services, Inc.

Subsidiaries of MassMutual Holding Trust I
Antares Capital Corporation – 80.0%
Charter Oak Capital Management, Inc. – 80.0%
Cornerstone Real Estate Advisors, Inc.
DLB Acquisition Corporation – 91.3%
Oppenheimer Acquisition Corporation – 91.91%

Subsidiaries of MassMutual Holding Trust II
CM Advantage, Inc.
CM International, Inc.
CM Property Management, Inc.
HYP Management, Inc.
MMHC Investments, Inc.
MML Realty Management
Urban Properties, Inc.
MassMutual Benefits Management, Inc.
Notes to Statutory Financial Statements, Continued

Subsidiaries of MassMutual International, Inc.
MassMutual Internacional (Argentina) S.A. – 85%
MassLife Seguros de Vida S. A. – 99.9%
MassMutual International (Bermuda) Ltd.
MassMutual Internacional (Chile) S. A. – 85%
MassMutual International (Luxembourg) S. A. – 85%

MassMutual Holding MSC, Inc.
MassMutual Corporate Value Limited – 40.93%
9048-5434 Quebec, Inc.
1279342 Ontario Limited

Affiliates of Massachusetts Mutual Life Insurance Company
MML Series Investment Fund
MassMutual Institutional Funds

PART II.

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

         Not applicable.

Item 15.     Indemnification of Directors and Officers

         MassMutual directors and officers are indemnified under its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.     Exhibits

Exhibit Number	Description	Method of Filing
1(a)	Form of Underwriting Agreement with MML Investors Services, Inc.	*

1(b)	Form of Underwriting Agreement with MML Distributors, LLC	**

4	Form of Individual Annuity Contract	****

5	Opinion re legality	Filed herewith

23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP	Filed herewith

23(ii)	Consent of Independent Accountants, PricewaterhouseCoopers LLP	Filed herewith

23(iii)	Opinion of Independent Accountants, PricewaterhouseCoopers LLP	Filed herewith

24(a)	Powers of Attorney	***

24(b)	Powers of Attorney for: Robert J. O’Connell Thomas B. Wheeler	*****

24(c)	Power of Attorney for Howard Gunton	******

27	Financial Data Schedule	Filed herewith

*	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 33-84802, filed and effective May 1, 1996.
**	Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 33-84802, filed and effective May 1, 1997.
***	Incorporated by reference to Registration Statement File No. 333-22557, filed on February 28, 1997.
****	Incorporated by reference to Post-Effective Amendment No. 4 the Registration Statement File No. 33-84802, filed and effective May 1, 1998.
*****	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-65887 filed on Form S-6 on January 28, 1999.
******	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991, filed on September 20, 1999.

Item 17.     Undertakings

         (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (i)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

         (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 6 to Registration Statement No. 33-84802 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 22nd day of March, 2000.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Registrant)

/s/ ROBERT J. O’CONNELL *
By:
Robert J. O’Connell,
Director, Chairman, President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ RICHARD M. HOWE

*Richard M. Howe
On March 22, 2000, as Attorney-in-Fact
pursuant to power of attorney.

         As required by the Securities Act of 1933, this Post-Effective Amendment No. 6 to Registration Statement No. 33-84802 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT J. O’CONNELL * Robert J. O’Connell	Director, Chairman, President and Chief Executive Officer	March 22, 2000

/s/ HOWARD GUNTON * Howard Gunton	Senior Vice President, Chief Financial Officer & Chief Accounting Officer	March 22, 2000

/s/ ROGER G. ACKERMAN * Roger G. Ackerman	Director	March 22, 2000

/s/ JAMES R. BIRLE * James R. Birle	Director	March 22, 2000

/s/ GENE CHAO * Gene Chao	Director	March 22, 2000

/s/ PATRICIA DIAZ DENNIS * Patricia Diaz Dennis	Director	March 22, 2000

/s/ ANTHONY DOWNS * Anthony Downs	Director	March 22, 2000
Signature	Title	Date

/s/ JAMES L. DUNLAP * James L. Dunlap	Director	March 22, 2000

/s/ WILLIAM B. ELLIS * William B. Ellis	Director	March 22, 2000

/s/ ROBERT M. FUREK * Robert M. Furek	Director	March 22, 2000

/s/ CHARLES K. GIFFORD * Charles K. Gifford	Director	March 22, 2000

/s/ WILLIAM N. GRIGGS * William N. Griggs	Director	March 22, 2000

/s/ GEORGE B. HARVEY * George B. Harvey	Director	March 22, 2000

/s/ BARBARA B. HAUPTFUHRER * Barbara B. Hauptfuhrer	Director	March 22, 2000

/s/ SHELDON B. LUBAR * Sheldon B. Lubar	Director	March 22, 2000

/s/ WILLIAM B. MARX , JR .* William B. Marx, Jr.	Director	March 22, 2000

/s/ JOHN F. MAYPOLE * John F. Maypole	Director	March 22, 2000

/s/ THOMAS B. WHEELER * Thomas B. Wheeler	Director	March 22, 2000

/s/ ALFRED M. ZEIEN * Alfred M. Zeien	Director	March 22, 2000

/s/ RICHARD M. HOWE *Richard M. Howe	On March 22, 2000, as Attorney-in-Fact pursuant to powers of attorney.

LIST OF EXHIBITS

Exhibit 5	Opinion re legality

Exhibit 23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP

Exhibit 23(ii)	Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 23(iii)	Opinion of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 27	Financial Data Schedule